EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SUMMER HOLDINGS II, INC.,

SUMMER MERGER SUB, INC.

AND

THE EDELMAN FINANCIAL GROUP INC.

DATED AS OF APRIL 16, 2012

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4.20.	Intellectual Property	21
4.21.	Taxes	22
4.22.	Real Property	23
4.23.	Environmental Matters	23
4.24.	Material Contracts	24
4.25.	EADV Interests	26
4.26.	PTC	28
4.27.	Insurance	29
4.28.	Certain Transactions	29
4.29.	Proxy Statement and Schedule 13E-3	29
4.30.	Prohibited Payments	29
4.31.	Opinion of Financial Advisors	30
4.32.	Anti-takeover Statutes	30
4.33.	Vote Required	30
4.34.	Brokers	30
4.35.	No Other Representations or Warranties	30

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	31
5.1.	Organization	31
5.2.	Authority	31
5.3.	No Conflict; Required Filings and Consents	31
5.4.	Absence of Litigation	32
5.5.	Proxy Statement	32
5.6.	Brokers	32
5.7.	Financing	32
5.8.	Operations of Parent, Merger Sub and Affiliates	33
5.9.	Sufficient Funds	34
5.10.	Ownership of Company Capital Stock	34
5.11.	Limited Guarantee	34
5.12.	Section 15(f) of the Investment Company Act	35
5.13.	Investigation by Parent and Merger Sub	35
5.14	Solvency; Surviving Corporation After the Merger	35
5.15.	No Vote Required	35
5.16.	No Other Representations or Warranties	36

ARTICLE VI	COVENANTS RELATING TO CONDUCT OF BUSINESS	36
6.1.	Conduct of the Company and the Subsidiaries	36
6.2.	No Control of Other Party’s Business	38

ARTICLE VII	ADDITIONAL AGREEMENTS	39
7.1.	Preparation of the Proxy Statement; Shareholders Meeting	39
7.2.	Access to Information	40
7.3.	Competing Proposal Consideration	41
7.4.	Efforts; Cooperation	44
7.5.	Employee Benefit Matters	47
7.6.	Indemnification, Exculpation and Insurance	48
7.7.	Public Announcements	50

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7.8.	Further Assurances	50
7.9.	Financing	50
7.10.	Section 16(b)	53
7.11.	Key Man Insurance	53
7.12.	Shareholder Litigation	53

ARTICLE VIII	CONDITIONS	53
8.1.	Conditions to the Obligation of Each Party	53
8.2.	Conditions to Obligations of Parent and Merger Sub	54
8.3.	Conditions to Obligations of the Company	55
8.4.	Frustration of Closing Conditions	55

ARTICLE IX	TERMINATION	55
9.1.	Termination	55
9.2.	Procedure for Termination	57
9.3.	Effect of Termination	57
9.4.	Fees and Expenses	57

ARTICLE X	GENERAL PROVISIONS	59
10.1.	Parties in Interest	59
10.2.	Entire Agreement	60
10.3.	Succession and Assignment	60
10.4.	Counterparts	60
10.5.	Headings	60
10.6.	Governing Law	60
10.7.	Submission to Jurisdiction; Waivers	60
10.8.	Severability	61
10.9.	Construction	61
10.10.	Non-Survival of Representations, Warranties and Agreements	62
10.11.	Certain Definitions	62
10.12.	Notices	67
10.13.	Amendments	69
10.14.	Waiver	69
10.15.	Limitation of Liability	69
10.16.	Specific Performance	69
10.17.	WAIVER OF JURY TRIAL	70
10.18.	Company Disclosure Letter	70

INDEX OF DEFINED TERMS		72

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 16, 2012, is by and among Summer Holdings II, Inc., a Delaware corporation (“Parent”), Summer Merger Sub, Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Parent, and The Edelman Financial Group Inc., a Texas corporation (the “Company”).

WITNESSETH:

WHEREAS, the Board of Directors of the Company, upon considering, among other things, the recommendation of the Special Committee, has unanimously determined that it is fair to, advisable and in the best interests of the Company and the holders of the common stock of the Company, par value $0.01 per share (the “Company Capital Stock”), to enter into this Agreement with Parent and Merger Sub, providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving corporation of the Merger (the “Surviving Corporation”), in accordance with the Texas Business Organizations Code (the “TBOC”), has adopted and approved this Agreement and the transactions contemplated hereby, including the Merger, and has adopted a resolution recommending that this Agreement and the transactions contemplated hereby be approved by the shareholders of the Company;

WHEREAS, the respective Board of Directors of each of Parent and Merger Sub has approved and declared it advisable for Parent and Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein, and Parent, in its capacity as the sole shareholder of Merger Sub, has adopted and approved this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain shareholders of the Company are entering into voting agreements (the “Voting Agreements”) with Parent pursuant to which, among other things, such shareholders have agreed, on the terms and subject to the conditions set forth in their respective Voting Agreements, to (a) vote their shares of Company Capital Stock in favor of adoption and approval of this Agreement and (b) take certain other actions in furtherance of the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, the Executive is entering into an employment agreement (the “Executive Employment Agreement”) with The Edelman Financial Center, LLC, dated as of the date hereof, to be effective as of the Effective Time;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of the Company to enter into this Agreement, LEP Summer Holdings, LLC, Lee Equity Partners Fund, L.P., Lee Equity Strategic Partners Fund, L.P. and Lee Equity Strategic Partners Fund (Offshore), L.P. (the “Guarantors”) are entering into a limited guarantee (the “Limited Guarantee”) in favor of the Company with respect to certain of Parent’s and Merger Sub’s obligations under this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, the Rollover Investors have entered into the Rollover Contribution Agreements with Parent pursuant to which, among other things, the Rollover Investors have agreed, on the terms and subject to the conditions set forth in the Rollover Contribution Agreements, to make the Rollover Investment.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger.

Upon the terms and subject to the conditions of this Agreement, and in accordance with the relevant provisions of the TBOC, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation as a wholly owned subsidiary of Parent.

1.2. Closing; Effective Time.

(a) Subject to the provisions of Article VIII, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Vinson & Elkins L.L.P., 1001 Fannin St., Houston, Texas 77002, at 9:00 a.m. local time, on the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The date on which the Closing occurs is hereinafter referred to as the “Closing Date”.

(b) At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Texas (the “Secretary of State”), in such form as required by and executed in accordance with the relevant provisions of the TBOC. The Merger shall become effective on such date and at such time as the Certificate of Merger is filed with the Secretary of State or at such later time (or subsequent date and time) as Parent and the Company shall agree and specify in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.3. Effect of the Merger.

The Merger shall have the effects set forth herein and in the applicable provisions of the TBOC. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation, all without any transfer or assignment having occurred.

1.4. Conversion of Company Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) Each issued and outstanding share of Company Capital Stock at the Effective Time (other than Dissenting Shares and Excluded Shares) shall be converted into the right to receive $8.85 in cash, without interest (the “Merger Consideration”).

(b) Each share of Company Capital Stock that is (i) owned by the Company (as treasury stock or otherwise) or any of its Subsidiaries, other than such shares of Company Capital Stock beneficially owned and held of record by a wholly owned Subsidiary of the Company in its proprietary trading account as set forth in Section 1.4(b) of the Company Disclosure Letter, immediately prior to the Effective Time or (ii) owned by Parent or Merger Sub immediately prior to the Effective Time, including, for the avoidance of doubt, each share of Company Capital Stock contributed to Parent by the Rollover Investors in accordance with the Rollover Contribution Agreements (collectively, the “Excluded Shares”), shall be automatically cancelled and retired and cease to exist, and no consideration shall be paid with respect to the Excluded Shares.

(c) All shares of the Company Capital Stock converted pursuant to Section 1.4(a) shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each certificate representing any such shares of Company Capital Stock (each, a “Certificate”) and each such uncertificated share of Company Capital Stock (each, an “Uncertificated Share”) which immediately prior to the Effective Time was registered to a holder on the stock transfer books of the Company, shall from and after the Effective Time represent only the right to receive the Merger Consideration in accordance with Section 1.4(a).

(d) If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Capital Stock shall occur as a result of any stock split (including a reverse stock split) or combination, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into or exchangeable for shares of Company Capital Stock) is declared with a record date during such period, then the Merger Consideration shall be equitably adjusted to reflect such change.

1.5. Conversion of Common Stock of Merger Sub.

Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.6. Dissenting Shares.

Notwithstanding any other provision contained in this Agreement, shares of Company Capital Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has not voted such shares in favor of the Merger and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with (and has otherwise taken all of the steps required by) Subchapter H of Chapter 10 of the TBOC to properly exercise and perfect such shareholder’s rights of dissent and appraisal (“Dissenting Shares”) shall be deemed to have ceased to represent any interest in the Surviving Corporation as of the Effective Time and shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; provided, however, that in the event that a shareholder of the Company fails to perfect, withdraws or otherwise loses any such right or remedy granted by the TBOC, the shares of Company Capital Stock held by such shareholder shall be converted into and represent only the right to receive the Merger Consideration pursuant to Section 1.4(a). The Company shall give Parent (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of Company Capital Stock, attempted withdrawals of such notices, and any other instruments served pursuant to applicable Law that are received by the Company with respect to shareholders’ rights of dissent and appraisal, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands for payment of fair value under the TBOC. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle any such demands for payment of fair value under the TBOC.

ARTICLE II

EXCHANGE OF CERTIFICATES

2.1. Paying Agent.

Prior to the Effective Time, Parent shall appoint a paying agent mutually agreeable to the Company and Parent to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit or shall cause to be deposited with the Paying Agent, in a separate fund established for the benefit of the holders of shares of the Company Capital Stock for payment in accordance with this Article II, immediately available funds constituting an amount equal to the Merger Consideration that is payable in respect of all shares of Company Capital Stock (such aggregate amount as deposited with the Paying Agent, the “Payment Fund”). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable pursuant to Section 1.4 out of the Payment Fund. The Payment Fund shall be invested in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; provided, however, that any interest or other income resulting from the investment of the Payment Fund shall be solely for the account of Parent or the Surviving Corporation. If for any reason (including losses) the Payment Fund is inadequate to pay the amounts to which holders of shares of Company Capital Stock are entitled under Section 1.4, Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit additional cash with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for payment thereof. The Payment Fund shall not be used for any other purpose. Parent shall pay all charges and expenses of the Paying Agent in connection with the exchange of shares for the Merger Consideration.

2.2. Payment Procedures.

As soon as reasonably practicable after the Effective Time (and in any event within three (3) Business Days after the Effective Time), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate immediately prior to the Effective Time (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and which shall be in customary form reasonably satisfactory to the Company and Parent, and (ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor cash in an amount equal to the product of (a) the number of shares of Company Capital Stock, as the case may be, represented by such Certificate multiplied by (b) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. Any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration, and, upon adherence to those procedures established by the Paying Agent, such holder of Uncertificated Shares shall be entitled to receive in exchange therefor cash in an amount equal to the product of (1) the number of Uncertificated Shares held by such holder multiplied by (2) the Merger Consideration. No interest will be paid or will accrue on the Merger Consideration payable in respect of shares of Company Capital Stock.

2.3. No Further Ownership Rights.

All cash paid as Merger Consideration upon the surrender of Certificates or Uncertificated Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the applicable shares of Company Capital Stock.

2.4. No Liability.

Any portion of the Payment Fund that remains unclaimed by the holders of Company Capital Stock twelve (12) months after the Effective Time shall, to the extent permitted by applicable Law, be delivered to Parent, upon demand, and any holders of Company Capital Stock who have not theretofore complied with the provisions of this Article II shall thereafter look only to Parent for satisfaction of their claims for such Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration payable to the holder of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration, to the extent permitted by applicable Law, shall become the property of Parent, free and clear of any claims or interest of any Person previously entitled thereto. Any portion of the Merger Consideration made available to the Paying Agent in respect of any Dissenting Shares shall, upon demand, be returned to Parent.

2.5. Lost Certificates.

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Capital Stock, as the case may be, formerly represented thereby, pursuant to this Agreement.

2.6. Withholding Rights.

Parent, Merger Sub, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Law. To the extent that amounts are so properly deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.7. Stock Transfer Books.

At the close of business on the Closing Date, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Uncertificated Shares shall cease to have any rights with respect to such shares of Company Capital Stock formerly represented thereby, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall, subject to applicable Law and Section 1.6 in the case of Dissenting Shares, be converted into the Merger Consideration, with respect to the shares of Company Capital Stock formerly represented thereby (and excluding the Excluded Shares).

2.8. Equity Awards Under Company Stock Plans.

(a) At the Effective Time, each then outstanding option to purchase shares of Company Capital Stock under the Company Stock Plans (each, a “Company Stock Option”), whether or not exercisable or vested, shall be canceled and the Surviving Corporation shall pay each holder of any such Company Stock Option as soon as administratively practicable after the Effective Time (and in any event no later than thirty (30) calendar days following the Effective Time) for each such Company Stock Option canceled an amount in cash, without interest, determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of such Company Stock Option by (ii) the number of shares of Company Capital Stock such holder could have purchased (assuming full vesting of all Company Stock Options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time.

(b) At the Effective Time, each then outstanding restricted stock unit award representing the right to receive shares of Company Capital Stock granted pursuant to the Company Stock Plans (each, a “Company Restricted Stock Unit”) shall vest, be canceled, and the Surviving Corporation shall pay each holder of any such Company Restricted Stock Unit as soon as administratively practicable after the Effective Time (and in any event no later than thirty (30) calendar days following the Effective Time) for each such Company Restricted Stock Unit canceled an amount in cash, without interest, determined by multiplying (i) the Merger Consideration by (ii) the number of units covered by such Company Restricted Stock Unit.

(c) At the Effective Time, each outstanding performance based award representing the right to receive shares of Company Capital Stock granted pursuant to the Company Stock Plans that vests based on the level of achievement of performance goals (each, a “Company Performance Award”) shall vest at the target level (to the extent not vested) and become free of such other lapsing restrictions as of the Effective Time and shall, as of the Effective Time, be canceled, and the Surviving Corporation shall pay each holder of any such Company Performance Award as soon as administratively practicable after the Effective Time (and in any event no later than thirty (30) calendar days following the Effective Time) for each such Company Performance Award canceled an amount in cash, without interest, determined by multiplying (i) the Merger Consideration by (ii) the number of units covered by such Company Performance Award that have not been settled or paid immediately prior to the Effective Time.

(d) At the Effective Time, each then outstanding share of restricted Company Capital Stock issued under the Company Stock Plans (the “Restricted Shares”) shall, to the extent not previously earned and vested, contingent upon the Effective Time, be deemed fully earned and vested, and the Surviving Corporation shall pay to each holder of such Restricted Shares as soon as administratively practicable after the Effective Time (and in any event no later than thirty (30) calendar days following the Effective Time), in exchange for such Restricted Share, an amount in cash, without interest, determined by multiplying (i) the Merger Consideration by (ii) the number of Restricted Shares that have not been settled or paid immediately prior to the Effective Time.

(e) After the date of this Agreement, but prior to the Effective Time, the Company shall take all such actions with respect to the equity or compensation plans or arrangements as may be necessary to give effect to the transactions contemplated by this Section 2.8. All payments provided pursuant to this Section 2.8 shall be made through the Surviving Corporation’s payroll systems and the Surviving Corporation shall be entitled to deduct and withhold from such payments any amounts as it may be required to deduct and withhold with respect to the making of such payments under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Law. To the extent that amounts are so deducted and withheld by the Surviving Corporation, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. No interest will be paid or will accrue on the amounts payable pursuant to this Section 2.8 in respect of any Company Stock Options, Company Restricted Stock Units, Company Performance Awards or Restricted Shares.

ARTICLE III

CERTAIN CORPORATE MATTERS

3.1. Certificate of Formation of the Surviving Corporation.

At the Effective Time, the Articles of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to the form of the Certificate of Formation of Merger Sub immediately prior to the Effective Time (except that the name of the Surviving Corporation shall be “The Edelman Financial Group Inc.”), and, as so amended, shall be the Certificate of Formation of the Surviving Corporation.

3.2. By-Laws of the Surviving Corporation.

At the Effective Time and without any further action on the part of the Company and Merger Sub, the by-laws of the Surviving Corporation shall be amended and restated to read the same as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein, by the Certificate of Formation of the Surviving Corporation or by applicable Law, except that the by-laws shall be amended to reflect that the name of the Surviving Corporation is “The Edelman Financial Group Inc.”.

3.3. Directors and Officers of the Surviving Corporation.

The directors of Merger Sub immediately prior to the Effective Time shall become, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal. The officers of the Company immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Formation and by-laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Reports filed with the U.S. Securities and Exchange Commission (the “SEC”) on or after March 16, 2011 and prior to the date of this Agreement (other than disclosures contained under the captions “Risk Factors” or “Forward Looking Statements”), or (b) in the disclosure letter delivered by the Company to Parent prior to or concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1. Organization and Qualification; Subsidiaries.

Each of the Company and its Subsidiaries is a corporation, limited liability company or other legal entity duly organized or formed, validly existing and in good standing, under the laws of its jurisdiction of organization or formation. Each of the Company and its Subsidiaries has the requisite corporate, partnership or limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and other assets and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing, in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing as would not have or be reasonably expected to have a Company Material Adverse Effect.

4.2. Certificate of Incorporation and By-Laws.

The Company has made available to Parent a true, complete and correct copy of (i) its Articles of Incorporation and the Amended and Restated By-Laws of the Company, each as amended to the date of this Agreement, and (ii) the articles of incorporation and by-laws (or similar organizational documents) of each of its Subsidiaries (collectively, the “Organizational Documents”) in effect as of the date of this Agreement. The Organizational Documents are in full force and effect, and none of the Company or any of its Subsidiaries is in material violation of any provision thereof.

4.3. Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Capital Stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.10 per share (the “Company Preferred Stock”). As of the close of business on March 30, 2012, (i) 29,597,807 shares of Company Capital Stock were issued and outstanding, (ii) 1,621,967 shares of Company Capital Stock were held in treasury, and (iii) no shares of Company Preferred Stock were issued and outstanding. As of the close of business on March 30, 2012, there were (i) 2,296,360 shares of Company Capital Stock authorized for future issuance under Company Stock Plans, and (ii) (A) outstanding Company Stock Options to purchase 235,000 shares of Company Capital Stock, of which Company Stock Options to purchase 15,000 shares of Company Capital Stock have an exercise price equal to or less than $8.85 per share, (B) 600,410 shares of Company Capital Stock subject to unvested Company Performance Awards in the form of Restricted Stock Units, and (C) 91,841 outstanding unvested Restricted Shares. Except as set forth above and changes since March 30, 2012 resulting from the exercise of Company Stock Options or the vesting of Company Restricted Stock Units or Company Performance Awards outstanding at such date, and except for issuances expressly permitted under Section 6.1, no shares of capital stock of, or other equity or voting interests in, the Company, or options, warrants or other rights to acquire any such stock or securities were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights.

(b) Except as set forth in Section 4.3(a) and except for issuances expressly permitted under Section 6.1, there are no outstanding subscriptions, options, warrants, calls, convertible securities, evidences of Indebtedness or other similar rights, agreements, commitments or other Contracts of any kind to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity or voting interests (including any voting debt) in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests (including any voting debt) in, the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right or Contract or obligating the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or other attribute of the Company or its Subsidiaries.

(c) There are no shareholders’ agreements, voting agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.

(d) Section 4.3(d) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each Subsidiary of the Company and the record ownership of all issued and outstanding shares or other equity or ownership interests thereof, including the percentage and type of ownership interest thereof held by the Company or its Subsidiaries, and (ii) all other equity interests in any other Person owned by the Company or any of its Subsidiaries, other than securities held in proprietary trading accounts and investment accounts in the ordinary course of business.

(e) All outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries that are owned directly or indirectly by the Company are owned free and clear of all Liens, other than Liens arising as a result of the agreements identified on Section 4.3 of the Company Disclosure Letter.

(f) The Company has no commitments, obligations or understandings to purchase or redeem or otherwise acquire any shares of Company Capital Stock or the capital stock of any of its Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary or any other Person.

4.4. Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Required Shareholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company (acting upon recommendation of the Special Committee) and all other necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby (other than, with respect to the Merger, the receipt of the Required Shareholder Approval, as well as the filing of the Certificate of Merger with the Secretary of State as required by the TBOC). This Agreement has been, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) The Special Committee, at a meeting duly called and held, has, by unanimous vote, (i) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Investors), and declared it advisable, for the Company to enter into this Agreement, (ii) recommended to the Board of Directors of the Company the approval of the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger (subject to obtaining the Company Shareholder Approval) and (iii) recommended to the Board of Directors of the Company the adoption of a resolution recommending that this Agreement be approved by the Company Shareholder Approval.

(c) The Board of Directors of the Company, at a meeting duly called and held, has, by unanimous vote (i) determined that it is in the best interests of the Company and its shareholders (other than the Rollover Investors), and declared it advisable, for the Company to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger (subject to obtaining the Company Shareholder Approval), (iii) adopted a resolution recommending that this Agreement be approved by the Company Shareholder Approval, and (iv) subject to Section 7.1, directed that this Agreement be submitted to the shareholders of the Company for their approval at a shareholders’ meeting duly called and held for such purpose.

4.5. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby by the Company do not and will not (i) conflict with or violate the Organizational Documents (assuming the Required Shareholder Approval), (ii) assuming the consents, approvals and authorizations specified in Section 4.5(b) have been received and the waiting periods referred to therein have expired or terminated, and any condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) result in any breach or violation of, or constitute a default (with or without notice or lapse of time, or both) or require any consent under, result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of any Company Material Contract, or result in the creation of any Lien other than Permitted Liens, upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, amendment, cancellation, acceleration, or failure to obtain any such consent, approval, authorization or waiver, that would not have or be reasonably expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, do not and will not, require any consent, approval, authorization, waiver or permit of, action by or filing with or notification to, any Governmental Entity, except for (i) the filing and recordation of the Certificate of Merger with the Secretary of State as required by the TBOC, (ii) the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), and state securities or “blue sky” laws, (iii) the filing of the Proxy Statement and the Schedule 13E-3 with the SEC, (iv) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and any applicable non-U.S. competition, antitrust or investment Laws (“Foreign Competition Laws”), (v) the consents, approvals and notices required or contemplated under the Investment Company Act of 1940, as amended (the “Investment Company Act”), (vi) the applicable rules and regulations of the NASDAQ Stock Market (“NASDAQ”), (vii) the applicable rules and regulations of the Financial Industry Regulatory Authority (“FINRA”) or any other applicable self-regulatory organization, (viii) the consents, approvals and notices required or contemplated under the Laws listed in Section 4.5(b) of the Company Disclosure Letter, or (ix) where failure to obtain any such consents, approvals, authorizations, waivers or permits, or to make such filings or notifications, would not have or be reasonably expected to have a Company Material Adverse Effect.

4.6. Permits and Licenses; Compliance with Laws.

(a) Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, lease and operate the properties of the Company and its Subsidiaries or to carry on its business as it is now being conducted and contemplated to be conducted, including membership in the National Futures Association, FINRA or any other self-regulatory organization in which such membership is required (the “Company Permits”), and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing, except where the failure to have, or the suspension or cancellation of, any of the Company Permits would not, individually or in the aggregate, have or be reasonably expected to have a Company Material Adverse Effect.

(b) None of the Company or any of its Subsidiaries is in conflict with, or in default or violation of, in each case (i) any Laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (ii) any of the material Company Permits or (iii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries is bound or affected, except, in each case, as would not be reasonably expected to have a Company Material Adverse Effect. Edelman Mortgage Services, LLC (“EMS”), a Delaware limited liability company owned and operated by the Company and/or its Subsidiaries was, during the three (3) years prior to the discontinuance of such business, owned and operated in compliance in all material respects with all applicable Laws. None of the Company or any of its Subsidiaries has any material liability or obligation with respect to its ownership, operation, disposition or discontinuance of EMS, and, to the Knowledge of the Company, there exist no facts or circumstances that would reasonably be expected to result in any such liability or obligation.

(c) Except for instances of noncompliance that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) each Subsidiary of the Company identified in Section 4.6(c) of the Company Disclosure Letter is, and at all times required by the Investment Advisers Act of 1940, as amended (the “Advisers Act”) during its existence has been, duly registered as an investment adviser under the Advisers Act;

(ii) each Subsidiary of the Company that is required to be is, and at all times required by applicable Law (other than the Advisers Act) has been, duly registered, licensed or qualified as an investment adviser in each state or any other jurisdiction where the conduct of its business required such registration, licensing or qualification;

(iii) no Subsidiary of the Company not identified in Section 4.6(c) of the Company Disclosure Letter (A) is or has been an “investment adviser” required to register under the Advisers Act or any other applicable Law, (B) is required to be registered, licensed or qualified as an investment adviser under the Advisers Act or any other applicable Law or (C) is subject to any liability or disability by reason of any failure to be so registered, licensed or qualified; and

(iv) each Subsidiary of the Company identified in Section 4.6(c) of the Company Disclosure Letter is in compliance with Rule 206(4)-7 under the Advisers Act.

(d) Each Subsidiary of the Company identified in Section 4.6(d) of the Company Disclosure Letter that is required to be is, and at all times required by applicable Law has been, duly registered, licensed or qualified as a broker or dealer in each jurisdiction where the conduct of its business required such registration, licensing or qualification, except where the failure to be so registered, licensed or qualified or to have such registration in full force and effect would not have or be reasonably expected to have a Company Material Adverse Effect. No Subsidiary of the Company not identified in identified in Section 4.6(d) of the Company Disclosure Letter is required to be registered, licensed or qualified as a broker or dealer under any applicable Law or is subject to any material liability or disability by reason of any failure to be so registered, licensed or qualified, except where the failure to be so registered, licensed or qualified or to have such registration in full force and effect would not have or be reasonably expected to have a Company Material Adverse Effect.

(e) Each employee of a Subsidiary of the Company that is required to be registered in any capacity, including, but not limited to, as investment adviser representative, registered representative, sales person, or in any commodities-related capacity with the SEC, the National Futures Association, FINRA or any state or any other Governmental Entity is duly registered as such and such registration is in full force and effect, except where the failure to be so registered or to have such registration in full force and effect would not have or be reasonably expected to have a Company Material Adverse Effect.

(f) None of the Company, any of its Subsidiaries, or any Proprietary Funds, or any officer, director or employee thereof, is a party or subject to any Order (other than exemptive Orders) relating to its business with or by any federal, state, local or foreign Governmental Entities, except where such Order has not had and would not be reasonably expected to have a Company Material Adverse Effect.

(g) Since December 31, 2010, there has existed no “out of balance” condition, pricing error, or similar condition with respect to any customer account maintained by the Company or any of its Subsidiaries, or any Proprietary Fund, except for such conditions, individually or in the aggregate, as have since been rectified or would not have or be reasonably expected to have a Company Material Adverse Effect.

(h) Section 4.6(h) of the Company Disclosure Letter sets forth a complete list as of the date of this Agreement of all securities exchanges, commodities exchanges, boards of trade, and similar organizations in which any Subsidiary of the Company holds a membership or has been granted trading privileges.

(i) None of the Company’s Subsidiaries and the “affiliated persons” (as defined in the Advisers Act) of any of them is ineligible pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or “associated person” (as defined in the Advisers Act) of a registered investment adviser, and there is no proceeding pending and served or, to the Knowledge of the Company or any Subsidiary of the Company, pending and not served or threatened by any Governmental Entity, which would result in the ineligibility of any Subsidiary of the Company or any “affiliated person” to serve in any such capacities. None of the Company’s Subsidiaries or their associated persons is ineligible pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as an “associated person” (as defined in the Exchange Act) of a registered broker-dealer, as applicable, and there is no proceeding pending and served or, to the Knowledge of the Company or any Subsidiary thereof, pending and not served or threatened by any Governmental Entity, which would result in the ineligibility of any Subsidiary of the Company or any “affiliated person” to serve in any such capacities.

4.7. Company SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC since March 16, 2009 (the “Company SEC Reports”). As of their respective filing dates (and in the case of registration statements and proxies, their respective effectiveness and mailing dates), or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or subsequent filing, each of the Company SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, applicable to such Company SEC Reports and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein, at the time it was filed (or, if amended prior to the date of this Agreement, the date of the filing of such amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding comments from the SEC with respect to any of the Company SEC Reports. Other than any of the Company’s Subsidiaries that are registered as broker dealers, none of the Company’s Subsidiaries is required to file or furnish any reports or forms with the SEC pursuant to the Exchange Act.

(b) The audited consolidated financial statements (including all balance sheets, income statements, statements of cash flows and related notes and schedules) and unaudited consolidated interim financial statements of the Company included in the Company SEC Reports fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as and at the respective dates thereof and their consolidated results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein including the notes thereto) and were prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

4.8. Regulatory Reports.

The Company, each of its Subsidiaries and to the Knowledge of the Company, each Investment Company for which the Company or any of its Subsidiaries provides Investment Management Services that is sponsored by the Company or any Subsidiary thereof and/or for which any of them acts as a general partner, managing member or in a similar capacity (collectively, the “Proprietary Funds”) have filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2011 with all applicable Governmental Entities, and have paid all fees and assessments due and payable in connection therewith, except where such failure would not have or be reasonably expected to have a Company Material Adverse Effect. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company and its Subsidiaries, no Governmental Entity has initiated any proceeding or investigation or inquiry into the business or operations of the Company, any of its Subsidiaries or any Proprietary Fund, since January 1, 2011. There is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations of the Company or any of its Subsidiaries or any Proprietary Fund other than those that would not have or be reasonably expected to have a Company Material Adverse Effect.

4.9. Proprietary Funds.

(a) The three (3) most recent audited financial statements of each Proprietary Fund, as reported by such Proprietary Fund’s independent auditors, have been prepared in accordance with GAAP applied on a consistent basis, except as otherwise disclosed therein, and present fairly, in all material respects, the financial position and results of operations of each Proprietary Fund at the dates and for the periods stated therein.

(b) Since January 1, 2009 or if later, the date of formation of the respective Proprietary Fund, each Proprietary Fund has had (and now has) all material permits, licenses, certificates of authority, orders and approvals of, and has made all material filings, applications and registrations with, Governmental Entities that are required in order to permit each of them to carry on its respective business as presently conducted, and such material permits, licenses, certificates of authority, registrations, orders and approvals are in full force and effect. The conduct of its respective business by each Proprietary Fund does not violate or infringe any Laws in a manner that would be reasonably expected to have a Company Material Adverse Effect.

(c) Each current prospectus (which term, as used in this Agreement, shall include any related statement of additional information and any private placement memorandum), as amended or supplemented, relating to each Proprietary Fund, and all current supplemental advertising and marketing material relating to each Proprietary Fund complies with the Securities Act, the Investment Company Act, the Advisers Act, applicable state laws and, where applicable, the rules of FINRA, except for noncompliance which would not have or be reasonably expected to have a Company Material Adverse Effect. None of such prospectuses, amendments, supplements or supplemental advertising and marketing materials, as of their respective dates, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.10. Advisory Agreements; Clients.

(a) The aggregate dollar amount of assets in the accounts of the Clients managed by Edelman Financial Services, LLC, a Delaware limited liability company (“EFS”) as of February 29, 2012 (the “Base Date”) is accurately set forth in Section 4.10(a)(i) of the Company Disclosure Letter (such aggregate amount, the “Base Date AUM”). The aggregate dollar amount of assets in the accounts of the Proprietary Funds and the Clients managed by the Company and its Subsidiaries as of the Base Date is accurately set forth in Section 4.10(a)(ii) of the Company Disclosure Letter.

(b) Except as would not be reasonably expected to have a Company Material Adverse Effect, (x) each Advisory Agreement has at all times since its effective date been (and currently is) duly authorized, executed and delivered by each Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto and, to the extent applicable, adopted and subsequently renewed in compliance with the Advisers Act, and at all such times has been a valid and binding agreement of such Subsidiary and, to the Knowledge of the Company, each other party thereto, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity), and (y) each Subsidiary of the Company has been at all times since January 1, 2011 (and currently is) in compliance with the material terms of each Advisory Agreement to which it is a party (including the applicable investment guidelines and restrictions thereunder, where applicable), and no event has occurred or condition exists that constitutes or with notice or the passage of time would reasonably be expected to constitute a default thereunder.

(c) Each Client to which any Subsidiary of the Company provides Investment Management Services that is (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to the fiduciary responsibility provisions of Title I of ERISA or to Section 4975 of the Code, (ii) a person acting on behalf of such plan, or (iii) an entity whose assets include the assets of such a plan, within the meaning of Section 3(42) of ERISA and applicable regulations of the Department of Labor (any such plan, person or entity, an “ERISA Client”) has been managed by each such Subsidiary such that each such Subsidiary in the provision of such services is in compliance in all material respects with the applicable requirements of ERISA and Section 4975 of the Code. Each Subsidiary of the Company that provides services to an ERISA Client complies in all material respects with the Advisers Act registration, minimum assets under management and minimum shareholders’ or partners’ equity requirements to qualify as a qualified professional asset manager (a “QPAM”) under Prohibited Transaction Class Exemption 8414 (the “QPAM Exemption”), and each such Subsidiary is not disqualified from relying on the QPAM Exemption with respect to the transactions negotiated for ERISA Clients due to the application of Section I(e) or I(g) of the QPAM Exemption.

(d) Any Client that is a Proprietary Fund or a Program Sponsor is identified as such on Section 4.10(d) of the Company Disclosure Letter. Other than the Proprietary Funds, no Subsidiary of the Company provides Investment Management Services to or through (i) any issuer or other Person that is an investment company or unit trust (or similar Person) (within the meaning of the Investment Company Act), (ii) any issuer or other Person that would be an investment company or unit trust (or similar Person) (within the meaning of the Investment Company Act) but for the exemptions contained in Section 3(c)(1), Section 3(c)(7), the final clause of Section 3(c)(3) or the third or fourth clauses of Section 3(c)(11) of the Investment Company Act, or (iii) any issuer or other Person that is or is required to be registered under the laws of the appropriate securities regulatory authority in the jurisdiction in which the issuer is domiciled (other than the United States or the states thereof), which is or holds itself out as engaged primarily in the business of investing, reinvesting or trading in securities. At no time since March 12, 2010, has any Subsidiary of the Company that is registered as an investment adviser under the Advisers Act had “custody” of client funds within the meaning of Rule 206(4)2 under the Advisers Act or any other similar laws.

(e) No exemptive Orders, “noaction” letters or similar exemptions or regulatory relief have been obtained, nor are any requests pending therefor, by or with respect to (i) the Company or any of its Subsidiaries, (ii) any officer, member of the board of managers, partner, shareholder, owner, employee or representative, as applicable, of the Company or any of its Subsidiaries or (iii) any Client (in connection with the provision of Investment Management Services to such Client).

(f) With respect to each Client, except as would not be reasonably expected to have a Company Material Adverse Effect, each investment made by the Company or any of its Subsidiaries or on behalf of such Client has been made in all material respects in accordance with the terms of the relevant Advisory Agreement in effect at the time the investments were made.

4.11. Regulatory Compliance.

(a) Except where the violation of any of the representations and warranties contained in this Section 4.11(a) would not be reasonably expected to have a Company Material Adverse Effect:

(i) Each Proprietary Fund required by law to be so registered is duly registered as an Investment Company under the Investment Company Act; (B) the equity interests of each Proprietary Fund are duly and validly issued, fully paid and nonassessable and are qualified for sale, or an exemption therefrom is in full force and effect; (C) all outstanding equity interests of each Proprietary Fund that were required to be registered under the Securities Act have been sold pursuant to an effective registration statement filed thereunder; and (D) in the case of prospectuses applicable to the Proprietary Funds, no such prospectus contained, as of its effective date, any untrue statement of a material fact or omitted to state a material fact required to be stated therein in order to make the statements therein not misleading or is subject to any stop order similar order restricting its use.

(ii) Each Proprietary Fund that is a Registered Investment Company has duly adopted procedures pursuant to Rule 17e1 under the Investment Company Act, to the extent applicable.

(iii) Each Subsidiary of the Company has adopted a formal code of ethics (to the extent required under applicable Law) and a written policy regarding insider trading. Such code and policy comply, in all material respects, to the extent applicable thereto, with Section 17(j) of the Investment Company Act, Rule 17j1 thereunder, Section 204A of the Advisers Act and Section 15(f) of the Exchange Act, respectively. The policies of the Subsidiaries of the Company with respect to avoiding conflicts of interest are as set forth in their most recent Forms ADV and BD (or incorporated by reference therein), as applicable. As of the date hereof, there have been no material violations or allegations of material violations of such policies that have occurred or been made, except as reflected in compliance reports submitted to the applicable Board of Directors.

(iv) Neither the Company, any of its Subsidiaries nor any Proprietary Fund, and, to the Company’s Knowledge, no person “associated” (as defined under the Advisers Act) with the Company, any of its Subsidiaries or any Proprietary Fund, has for a period not less than five (5) years prior to the date hereof been convicted of any crime or is or has been subject to any disqualification that would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act or Rule 206(4)4(b) thereunder or of a brokerdealer under Section 15 of the Exchange Act, or for disqualification as an investment adviser for any registered Investment Company pursuant to Section 9(a) of the Investment Company Act, and to the Company’s Knowledge there is no basis for, or proceeding or investigation that is reasonably likely to become the basis for, any such disqualification, denial, suspension or revocation.

(v) Neither the Company, any of its Subsidiaries nor any Proprietary Fund and, to the Company’s Knowledge, no “affiliated person” (as defined in the Investment Company Act) has any express or implied understanding or arrangement that would impose an “unfair burden” (as such term is used in Section 15(f) of the Investment Company Act) on any Proprietary Fund that is a Registered Investment Company or would in any way make unavailable to the Company the benefits of Section 15(f) of the Investment Company Act, or any similar safe harbors provided by any applicable state or foreign Law, with respect to any Proprietary Fund that is a Registered Investment Company.

4.12. Agreements with Governmental Entities.

None of the Company, any of its Subsidiaries or any Proprietary Fund is subject to any ceaseanddesist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any Order or directive issued by, or is a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Governmental Entity that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business (each, a “Company Regulatory Agreement”), nor has the Company, any of its Subsidiaries or any Proprietary Fund been advised since January 1, 2011 by any Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement.

4.13. Books and Records.

The books, records and accounts of the Company and each of its Subsidiaries are maintained, in all material respects, in accordance with the requirements of Section 13(b)(2) of the Exchange Act, including the maintenance of a system of internal controls that provides reasonable assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company and to maintain accountability for the Company’s consolidated assets; (iii) access to the Company’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Company’s assets is compared with existing assets at reasonable intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

4.14. Disclosure Controls and Procedures.

(a) The Company and each of its Subsidiaries have established and maintain disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and 15d-15 under the Exchange Act) as required by Rule 13a-15 and 15d-15(a) under the Exchange Act. The management of the Company has (A) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (B) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (x) any significant deficiencies in the design or operation of internal controls which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent a true and complete summary of any such disclosure made by management to the Company’s auditors and audit committee. No significant deficiency or material weakness or fraud involving management was identified in management’s assessment of internal controls since March 16, 2009. With respect to each annual report on Form 10-K, each quarterly report on Form 10-Q and each amendment of any such report included in the Company SEC Reports filed since March 16, 2009, the principal executive officer and principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company) have made all certifications required by the Exchange Act and any related rules and regulations promulgated by the SEC. The Company has previously disclosed to Parent the information required to be disclosed by the Company and certain of its officers to the Board of Directors of the Company or any committee thereof pursuant to the certification requirements contained in Form 10-K and Form 10-Q under the Exchange Act.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements or Company SEC Reports.

(c) To the Company’s Knowledge, since March 16, 2009, (i) neither the Company nor any Subsidiary thereof or any director, officer, employee, auditor, accountant or representative of the Company or any Subsidiary thereof has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation, relating to the period after March 16, 2009, by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any non-employee director or the Chief Legal Counsel or Chief Executive Officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.

4.15. Absence of Certain Changes or Events.

Since December 31, 2010, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice and there has not been any change, event, development or state of circumstances that has had or would be reasonably expected to have a Company Material Adverse Effect.

4.16. No Undisclosed Material Liabilities.

There are no liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) as reflected or reserved against in the Company’s most recent consolidated balance sheet (or the notes thereto) included in the Company SEC Reports, (b) liabilities or obligations incurred in the ordinary course of business since the date of such balance sheet, or (c) liabilities or obligations which would not have, or be reasonably expected to have, a Company Material Adverse Effect.

4.17. Absence of Litigation.

(a) There is no suit, claim, charge, action, proceeding, arbitration, mediation or investigation before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of the Proprietary Funds, or any of their respective properties, assets or operations, or executive officer or directors, at law or in equity, and there are no outstanding Orders, whether temporary, preliminary or permanent, against the Company, any of its Subsidiaries or any of the Proprietary Funds, in each case, as would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no material SEC inquiries or investigations, other inquiries or investigations by any Governmental Entity or internal investigations pending or, to the Knowledge of the Company, threatened, regarding any accounting practices of the Company, any of its Subsidiaries or any of the Proprietary Funds.

(b) As of the date hereof, there is no suit, claim, action, proceeding, arbitration, mediation or investigation pending or, to the Knowledge of the Company, threatened before or by any Governmental Entity with the object of seeking to restrain, enjoin, or prevent the consummation of or otherwise challenge the Merger, this Agreement or the consummation of the transactions contemplated hereby.

4.18. Employee Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Letter lists each Company Benefit Plan. As used herein, the term “Company Benefit Plan” means any (i) material “employee benefit plan,” as such term is defined in 3(3) of ERISA, or (ii) material employment, consulting, severance, termination, bonus or incentive compensation, change in control, retention, deferred compensation, retirement, equity-based compensation or fringe benefit plan, program, policy or arrangement, in effect as of the date hereof, in each case, (x) which is maintained or sponsored by the Company or any of its Subsidiaries, (y) with respect to which contributions, premiums or other payments are made or required to be made by the Company or any of its Subsidiaries with respect to any current or former employee or director of the Company or any of its Subsidiaries, or (z) pursuant to which the Company or any of its Subsidiaries has any liability.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of each of the following documents, as relevant: (i) each plan document (or, if not written, a written summary of its material terms) and any amendments, (ii) all summary plan descriptions, (iii) the two most recent annual reports (Form 5500 series or equivalent if required under applicable Law), including all exhibits and attachments thereto, (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service (the “IRS”) and any pending request for such a letter, (v) any material correspondence with, and all non-routine filings made within the past three (3) years with any Governmental Entity and (vi) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto.

(c) Except as would not be reasonably expected to have a Company Material Adverse Effect, each Company Benefit Plan has been operated and administered (i) in all respects in accordance with applicable Law, including but not limited to ERISA and the Code, and (ii) in accordance with the terms of such Company Benefit Plan. There are no pending or, to the Knowledge of the Company, threatened, actions, suits or claims with respect to any Company Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Company Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, investigations or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, Department of Labor, or other Governmental Entity with respect to any Company Benefit Plan.

(d) No “Prohibited Transaction,” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan for which the Company or any Subsidiary thereof has liability that could be reasonably expected to have a Company Material Adverse Effect.

(e) No Company Benefit Plan is subject to Title IV of ERISA or is a “multiemployer plan” (as defined in Section 3(37) of ERISA). None of the Company or any of its ERISA Affiliates has incurred or is reasonably expected to incur any liability under Title IV or Section 302 of ERISA that has not been satisfied in full. For the purposes of this Agreement, “ERISA Affiliate” means each business or entity which is or was since January 1, 2009 a member of a “controlled group of corporations,” as defined in Section 414(b) of the Code, or a group of entities under “common control,” as defined in Section 414(c) of the Code.

(f) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter or opinion letter from the IRS as to its qualification under Section 401(a) of the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code and, to the Knowledge of the Company, nothing has occurred since the date of such determination letter or opinion letter that has had a materially adverse impact on such qualification or tax-exempt status.

(g) Except as would not have or be reasonably expected to have a Company Material Adverse Effect, all contributions or payments which are due from the Company or any of its Subsidiaries in respect of any Company Benefit Plan have been timely paid or accrued in accordance with the past practice of the Company or such Subsidiary and generally acceptable accounting principles.

(h) Neither the Company nor any Subsidiary thereof (i) maintains or contributes to any Company Benefit Plan which provides, or has any liability to provide, life insurance or medical benefits to any employee upon his retirement or termination of employment, except as may be required by Section 4980B of the Code; or (ii) has ever represented, promised or contracted (whether in oral or written form) to any employee (either individually or to employees as a group) that such employee(s) would be provided with life insurance or medical benefits upon their retirement or termination of employment, except to the extent required by Section 4980B of the Code.

(i) Except as required pursuant to existing written agreements, which have been made available to Parent, or Company Benefit Plans in effect as of the date hereof, or as otherwise required by Law or this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) will (i) result in any payment becoming due to any current or former employee or director of the Company or any of its Subsidiaries, (ii) increase any benefits under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of, or other rights in respect of, any benefits under any Company Benefit Plan, or (iv) result in any payment or benefit that will or may be made by the Company or its Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(j) No Company Benefit Plan is a Foreign Benefit Plan. As used herein, the term “Foreign Benefit Plan” means a Company Benefit Plan that is not subject to the Laws of the United States.

(k) Except as would not be reasonably expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Company or any of its Subsidiaries (each, a “Contingent Worker”), and no Contingent Worker has been improperly excluded from any Company Benefit Plan.

4.19. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is party or subject to any labor agreement, collective bargaining agreement, work rules or practices. From January 1, 2010 to the date of this Agreement, there have been no actual or, to the Knowledge of the Company, threatened material arbitrations, material grievances, labor disputes, strikes, lockouts, or work stoppages against or affecting the Company or any of its Subsidiaries. No employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or any of its Subsidiaries. There are no disputes pending or threatened between the Company or any of its Subsidiaries and any of their employees, directors, consultants or independent contractors, except for such disputes that would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. No labor union, labor organization, trade union or works council, or collective group of employees of the Company or any of its Subsidiaries has made a demand for recognition or certification that is pending as of the date of this Agreement. To the Knowledge of the Company as of the date of this Agreement, there are no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all respects with all Laws respecting labor and employment, including but not limited to, employee health and safety, terms and conditions of employment, discrimination, disability rights or benefits, employee leave issues, equal opportunity, affirmative action, hiring, promotion, pay, employee and independent contractor classification, wage and hour laws, labor relations, workers’ compensation and unemployment insurance, except for instances of noncompliance that would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and its Subsidiaries are in compliance with all notice and other requirements of the Workers’ Adjustment and Retraining Notification Act and any similar state, territory or local Law relating to plant closings and layoffs, except for instances of noncompliance that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20. Intellectual Property.

(a) Except as would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, and subject to Section 4.20(b) below, (i) the Company and its Subsidiaries own or possess necessary licenses or other necessary rights to use in the manner currently used, free and clear of any Liens other than Permitted Liens, all patents, copyrights, trademarks, trade names, domain names, service marks, trade secrets and other Intellectual Property Rights used or held for use in connection with or necessary to conduct the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), (ii) neither the Company nor any of its Subsidiaries has received, in the past eighteen (18) months, any written threat, claim or demand challenging the scope, validity or enforceability of any of the Company Intellectual Property Rights, and (iii) there are no orders, writs, injunctions, or decrees to which Company or any of its Subsidiaries is subject with respect to any of the Company Intellectual Property Rights. Section 4.20(a) of the Company Disclosure Letter sets forth a complete and accurate (in all material respects) list of the following items of Company Intellectual Property Rights owned by the Company or any of its Subsidiaries: (i) issued Patents and Patent applications, (ii) registrations and applications for Trademarks and material unregistered Trademarks, (iii) registrations and applications for Copyrights and material unregistered Copyrights, and (iv) all domain names owned by the Company and its Subsidiaries and used or held for use in the operation of the business. The Company or one of its Subsidiaries is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of each item set forth in Section 4.20(a) of the Company Disclosure Letter, and all such Intellectual Property Rights are subsisting, valid, and enforceable.

(b) Except as would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any other Person, and (ii) to the Company’s Knowledge, no other Person is currently infringing or misappropriating any Company Intellectual Property Rights.

(c) The Company and its Subsidiaries take reasonable measures to protect the confidentiality of material Trade Secrets.

(d) To the Company’s Knowledge, no current or former partner, director, shareholder, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to the transactions contemplated hereby, own or retain any proprietary rights in any Company Intellectual Property Rights, except for any such Company Intellectual Property Rights that would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(e) The Company and its Subsidiaries own, lease or license all Software, hardware, databases, computer equipment and other information technology (collectively, “Computer Systems”) that are necessary and adequate in all material respects for the operation of the Company’s and its Subsidiaries’ businesses, as currently conducted. The Computer Systems have not failed to any material extent and the data which they process has not been materially corrupted. The Company and its Subsidiaries have taken reasonable steps in accordance with industry standards to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems.

4.21. Taxes.

Except as would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns (taking into account all amendments thereto) are true, accurate and complete in all respects and were prepared in compliance with all applicable Laws; (ii) the Company and each of its Subsidiaries have paid all Taxes that are payable by them (whether or not shown on any Tax Return) or that the Company or any of its Subsidiaries are obligated to deduct or withhold from amounts owing to any employee, creditor or other third party, and the Company and each of its Subsidiaries have complied with all Tax information reporting, collection and retention provisions of applicable Law; (iii) there is not pending, and none of the Company nor any of its Subsidiaries has received a written notice threatening, any audit, examination, investigation, deficiency, claim or other judicial or administrative proceeding in respect of Taxes with respect to the Company or any of its Subsidiaries; (iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (v) Section 4.21 of the Company Disclosure Letter sets forth the last taxable period through which the federal income Tax Returns of the Company and its Subsidiaries have been examined by the IRS or otherwise closed; (vi) all deficiencies asserted as a result of any such examinations and any examination by any applicable state or local Governmental Entity have been paid or fully settled; (vii) no claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by, or required to file Tax Returns with, that jurisdiction; (viii) neither the Company nor any of its Subsidiaries has (A) executed or entered into any waiver or extension of any statute of limitations with respect to Taxes that is still in force, nor is any request for any such waiver or extension pending, or (B) executed or entered into with any Governmental Entity any closing agreement pursuant to Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law); (ix) neither the Company nor any of its Subsidiaries has been a member of a group filing Tax Returns on an affiliated, consolidated, combined, unitary or similar basis (other than a consolidated group of which the Company was the common parent); (x) neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise; (xi) neither the Company nor any of its Subsidiaries is a party to, bound by, or has any obligation under, any Tax sharing, allocation or indemnification agreement or similar agreement or arrangement; (xii) neither the Company nor any of its Subsidiaries has participated, or is currently participating, in any “listed transactions” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or foreign Law); and (xiii) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) adjustment pursuant to Section 481 of the Code (or any corresponding or similar provision of state, local or foreign Law); (b) installment sale or open transaction disposition made on or prior to the Closing Date; (c) prepaid amount received on or prior to the Closing Date; (d) cancellation of indebtedness income under Section 108(i) of the Code; or (e) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law).

4.22. Real Property.

(a) None of the Company or any of its Subsidiaries owns any real property or interests therein. Section 4.22(a) of the Company Disclosure Letter lists, as of the date of this Agreement, the addresses of all material real property leased (whether by virtue of direct lease, ground lease or sublease, each a “Lease”) by the Company and its Subsidiaries as lessee (the “Leased Real Property”). The Leased Real Property comprises all material real property and interests in real property used by the Company or any of its Subsidiaries in the conduct of their current business operations. The Company or one of its Subsidiaries holds pursuant to valid and enforceable Leases, all of the real property used by the Company or any of its Subsidiaries in the conduct of their current business operations, free and clear of all Liens, except for Permitted Liens and except as would not have or be reasonably expected to have a Company Material Adverse Effect. True and complete copies of all Leases (including all written amendments, addenda and waivers relating thereto) have been delivered to Parent.

(b) With respect to the Leased Real Property, except as would not have, or would not be reasonably expected to have, a Company Material Adverse Effect:

(i) each Lease is in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity; and

(ii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of any Lease.

(c) Neither the Company nor any of its Subsidiaries has granted and, to the Knowledge of the Company, there are no currently outstanding options or rights of first refusal of any third party to purchase or lease the Leased Real Property, or any portion thereof or interest therein. There are no written Leases, licenses or other agreements granting to any Person or Persons (other than the Company or a Subsidiary thereof) the right of use or occupancy of any portion of the Leased Real Property.

4.23. Environmental Matters.

Except for those matters that would not have or be reasonably expected to have a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries has received any written notice of or entered into or assumed by Contract or operation of Law or otherwise, any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws, and (b) to the Knowledge of the Company, no conditions exist with respect to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that could reasonably be expected to result in the Company and its Subsidiaries incurring any liabilities under Environmental Law. “Environmental Law” shall mean all federal, state and local Laws governing pollution or the protection of human health or the environment and including such laws relating to emissions, discharges, releases or threatened releases of, and exposure to, pollutants, contaminants, wastes, toxic or hazardous substances or other substances regulated as hazardous to human health.

4.24. Material Contracts.

(a) Except for this Agreement and agreements filed with or incorporated by reference in the Company SEC Reports, Section 4.24(a) of the Company Disclosure Letter sets forth each of the following Contracts to which the Company or any of its Subsidiaries is a party to or by which the Company or any of its Subsidiaries or their respective properties or assets are bound:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) any Contract containing covenants binding upon the Company or any Subsidiary thereof that (A) materially restricts the ability of the Company or any Subsidiary thereof (or which, following the consummation of the Merger, would materially restrict the ability of the Surviving Corporation) to compete (1) in any business that is material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, (2) with any Person or (3) in any geographic area or (B) materially restricts the right of the Company or any of its Subsidiaries to conduct its business as it is presently conducted or which could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries;

(iii) any Contract with respect to a material joint venture or material partnership;

(iv) any Contract that involves the acquisition from another Person or disposition to another Person, directly or indirectly (by merger or otherwise), of any material asset, a business, division or Subsidiary that (A) was entered into since December 31, 2009 and was for aggregate consideration under such Contract (or series of related Contracts) in excess of $3,000,000 or (B) contains obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect and could result in material payments by the Company or any of its Subsidiaries;

(v) any Contract that evidences Indebtedness of the Company or any of its Subsidiaries or Contract or instrument pursuant to which Indebtedness may be incurred or is guaranteed by the Company or any of its Subsidiaries, in each case, in excess of $1,000,000;

(vi) any Contract that is a financial derivatives master agreement or confirmation, futures account agreement, or any collar, option, forward purchasing, swap or derivative, or similar Contract or instrument, evidencing financial hedging or similar trading activities;

(vii) any Contract that is a mortgage, pledge, security agreement or other Contract granting a Lien (other than a Permitted Lien) on any material property or asset of the Company or its Subsidiaries;

(viii) any Contract that prohibits or requires the payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its wholly owned Subsidiaries, prohibits the pledging of the capital stock or equity interests of the Company or any of its wholly owned Subsidiaries, or prohibits the issuance of guarantees by any wholly owned Subsidiary of the Company;

(ix) any Contract that is reasonably likely to involve the payment, in one transaction or a series of related transactions, to or by the Company or any of its Subsidiaries of more than $1,000,000 in any twelve (12) month period, other than (1) payments pursuant to the Contracts listed in Section 4.18(a) of the Company Disclosure Letter, (2) interest payments under the Company’s outstanding Indebtedness pursuant to Contracts and instruments set forth in Section 4.24(a)(v) of the Company Disclosure Letter, (3) intercompany payments between or among the Company or its Subsidiaries, (4) payments under all management and investment management agreements between Proprietary Funds and Clients, on the one hand, and the Company and its Subsidiaries, on the other hand, (5) payments and distributions under all limited partner interest letters, employment agreements and Company Benefit Plans and (6) payments under all Contracts that cannot be terminated without less than 60 days notice without penalty;

(x) any Contract that is with any Governmental Entity, other than Investment Management Agreements entered into in the ordinary course of business;

(xi) any Contract that purports to subject the Company or any of its Subsidiaries to a “standstill” or similar restriction;

(xii) any Contract that is a voting agreement or registration rights agreement;

(xiii) any Contract that is a side letter or similar agreement entered into between the Company or any of its Subsidiaries, on the one hand, and any Client, on the other hand, including those that grant any “right of first refusal” or “most favored nations” rights or provide for indemnification or “claw-back” or similar undertakings requiring the rebate, reimbursement or refund of any fees in any such case, that is material to the Company and its Subsidiaries taken as a whole;

(xiv) any Contract for the distribution or sale of shares or units of a Proprietary Fund, other than those entered into in the ordinary course of business;

(xv) any Contract for custody, transfer agent, administration, prime broker, accounting or other similar services, other than those entered into in the ordinary course of business;

(xvi) any Contract that constitutes a collective bargaining agreement or other arrangement with any labor union, labor organization, workers’ association, works council or other collective group of employees; and

(xvii) any Contract for capital expenditures or the acquisition or construction of fixed assets which requires future payments in excess of $1,000,000;

(xviii) any Contract pursuant to which the Company or any Subsidiary thereof (A) is granted or obtains any right to use any material Intellectual Property Rights (other than Contracts granting rights to use readily available commercial off-the-shelf Software), (B) grants any right to use any material Intellectual Property Rights, (C) is restricted in its right to use or register any material Intellectual Property Rights owned by the Company or its Subsidiaries, or (D) permits any other Person to enforce or register any material Intellectual Property Rights, including any license agreements, coexistence agreements, and covenants not to sue; or

(xix) any Contract for the employment of any individual on a full-time, part-time or consulting or other basis providing annual compensation in excess of $600,000, or having a term of three (3) years or more.

Each such Contract described in clauses (i) through (xix) is referred to herein as a “Company Material Contract.”

(b) The Company has made available to Parent, through the Company’s electronic data room or otherwise, a true, correct and complete copy of each Company Material Contract. Each of the Company Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not have or be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any counterparty to any Company Material Contract, is in breach of, or in default under, any Company Material Contract, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, except, in each case, for such breaches or defaults as have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.25. EADV Interests.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth, as of the dates stated therein, (i) the amount of the Redemption Consideration (as defined in the EADV Retirement Agreement) outstanding, which for the avoidance of doubt, includes all amounts payable in respect of the EADV Interests pursuant to the EADV Retirement Agreement and the EADV Partnership Agreement (together, the “EADV Agreements”), (ii) the current amount of the Minimum Quarterly Distribution (as defined in the EADV Retirement Agreement), (iii) the amount of any current Shortfall (as defined in the EADV Retirement Agreement) and (iv) the amount and date of each quarterly distribution received by the Company in respect of the EADV Interests since January 1, 2011.

(b) The Company has made available to Parent a true, correct and complete copy of each of the EADV Agreements, in each case, as amended and in effect as of the date hereof, and none of the Company or any of its Subsidiaries is a party to any other Contract relating to the EADV Interests or any interest therein. Each of the EADV Agreements to which the Company and/or any of its Subsidiaries is a party is the legal, valid and binding obligation of the Company and/or each such Subsidiary and, to the Knowledge of the Company, each other party thereto, enforceable in accordance with their respective terms and in full force and effect as of the date hereof. Neither the Company, or to the Knowledge of the Company, any other party to the EADV Agreements to which the Company and/or any of its Subsidiaries is a party, is in breach in any material respect of, or in default in any material respect under, any EADV Agreement to which the Company and/or any of its Subsidiaries is a party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default in any material respect thereunder. Without limiting the generality of the foregoing, since the date of the EADV Retirement Agreement, (i) there has been no Event of Default (as such term is defined in the EADV Retirement Agreement) or any other event, circumstance or occurrence that triggered an acceleration of the Redemption Consideration pursuant to Section 4.3 of the EADV Retirement Agreement, and to the Knowledge of the Company, as of the date hereof there exist no facts, events or circumstances that would reasonably be expected to result in any such acceleration of the Redemption Consideration, (ii) to the Knowledge of the Company, the other parties to the EADV Retirement Agreement have complied in all material respects with the agreements and covenants set forth in Section 4.14 thereof, and (iii) the Company has not granted and has not been asked to grant any waiver, exception or other accommodation regarding any other party’s material obligations under the EADV Agreements to which the Company and/or any of its Subsidiaries is a party.

(c) The Company has made available to Parent true, correct and complete copies of all material written correspondence (including email and other electronic communications) between the Company and its Subsidiaries, on the one hand, and the EADV Partnership or any of the other parties to the EADV Agreements, on the other hand, relating to the EADV Interests, including all material notices received by the Company or its Subsidiaries since January 1, 2011 pursuant to the EADV Agreements (it being understood that ordinary course monthly reports regarding the EADV Interests are not considered material correspondence for purposes hereof). To the Knowledge of the Company, no event has occurred and no facts, circumstances or conditions exist that would, or would reasonably be expected to, have a material adverse effect on the ability of the EADV Partnership to pay the full amount of the Redemption Consideration outstanding, including its ability to continue making all Minimum Quarterly Distributions in respect thereof, or its ability to perform in all material respects it obligations under the EADV Agreements.

(d) (i) SMH SPEADV, LLC, a Delaware limited liability company (“SPEADV”) is a limited liability company, duly organized, validly existing and in good standing under the laws of the state of Delaware and SPEADV has all requisite limited liability company power and authority to sell and assign the EADV Interests

(ii) There are no proceedings pending by or against SPEADV in bankruptcy, insolvency or reorganization in any state or federal court.

(iii) No consent, authorization or approval of, filing or registration with, or cooperation from, any Governmental Entity is necessary in connection with the sale or assignment of the EADV Interests of the type contemplated by the Receivables Commitment Letter.

(iv) After giving effect to the Credit Document Transactions and excluding any effects of any agreements, including any guarantees or security documents, entered into in connection with the Financing, SPEADV has good and marketable title to, and is the lawful owner of, the EADV Interests, free and clear of any material Lien, including without limitation, any option, interest, right of first refusal, right of first offer or conditional sales agreement, other than the assignment restriction set forth in Section 7.12 of the of the EADV Retirement Agreement and the Salient Offset Amounts. After giving effect to the Credit Document Transactions and excluding any effects of any agreements, including any guarantees or security documents, entered into in connection with the Financing and except for payments in connection with management incentive plans (none of which are Liens on the EADV Interests), there are no outstanding contractual obligations of SPEADV or the Company with respect to the EADV Interests which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of the EADV Interests, other than the EADV Retirement Agreement and the Limited Partnership Agreement. After giving effect to the Credit Document Transactions and excluding any effects of any agreements, including any guarantees or security documents, entered into in connection with the Financing and except for payments in connection with management incentive plans (none of which are Liens on the EADV Interests) no Person other than SPEADV has any right to participate in, or receive any payment based on the EADV Interests.

(v) For purposes of this Section 4.25(d), (A) “Credit Documents” means the Amended and Restated Credit Agreement, dated as of December 31, 2010, between Sanders Morris Harris Group Inc. and Prosperity Bank and the related guarantees and security documents in connection therewith, (B) “Credit Document Transactions” means the termination of the Credit Documents and the release of the liens thereunder, (C) “Salient Agreement” means the Purchase and Sale Agreement, dated as of August 29, 2008, as amended, among Sanders Morris Harris Group Inc., Salient Partners, L.P., Salient Capital Management LLC and the other parties thereto and (D) “Salient Offset Amount” means the amounts offset against payments under the Assigned Interests pursuant to Section 4.4(a) of the Salient Agreement.

4.26. PTC.

(a) Section 4.26(a) of the Company Disclosure Letter sets forth, as of the dates stated therein, a list of all outstanding Partnership Interests (as defined in the PTC Partnership Agreement) of the PTC Partnership, including the identity of the Partner (as defined in the PTC Partnership Agreement) holding such Partnership Interest, the class thereof and the Percentage Interest (as defined in the PTC Partnership Agreement) represented thereby, and except as set forth thereon, to the Knowledge of the Company no Partnership Interests in the PTC Partnership, or options, warrants or other rights to acquire any such Partnership Interests, are outstanding as of such dates.

(b) Section 4.26 (b) of the Company Disclosure Letter sets forth as of the dates stated therein, a list of all outstanding Units (as defined in the PTC GP LLCA) of the PTC GP, including the identity of the Member (as defined in the PTC GP LLCA) holding such Units, the class thereof and the Percentage Interest (as defined in the PTC GP LLCA) represented thereby, and except as set forth thereon, to the Knowledge of the Company no Units in the PTC GP, or options, warrant or other rights to acquire any Units, are outstanding.

(c) The Company owns all of the right, title and interest in and to the PTC Interests, free and clear of all Liens, and none of the Company or any of its Subsidiaries has sold, assigned, transferred or otherwise disposed of, or entered into any agreement or arrangement to sell, assign, transfer or otherwise dispose of the PTC Interests, in whole or in part. The Company has timely made all capital contributions required of it in respect of (i) its LP Units pursuant to the PTC Partnership Agreement and (ii) its Units pursuant to the PTC GP LLCA, and except as set forth in the PTC Partnership Agreement or PTC GP LLCA none of the Company or any of its Subsidiaries is party to any Contract that requires the Company or any Subsidiary thereof to make any further capital contribution to the PTC Partnership or to the PTC GP, whether currently or upon the occurrence of any future event.

(d) The Company has made available to Parent true, correct and complete copies of the PTC Partnership Agreement and the PTC GP LLCA, in each case, as amended and in effect as of the date hereof (together, the “PTC Agreements”), and none of the Company or any of its Subsidiaries is a party to any other Contract relating to the PTC Interests. The PTC Agreements are the legal, valid and binding obligation of the Company, and to the Knowledge of the Company, each other party thereto, enforceable in accordance with its terms and in full force and effect as of the date hereof. Neither the Company, or to the Knowledge of the Company, any other party to the PTC Agreements, is in breach in any material respect of, or in default in any material respect under, the PTC Agreements, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default in any material respect thereunder.

(e) The Company has made available to Parent a true, correct and complete copy of the PTC Management Agreement, as amended and in effect as of the date hereof. To the Knowledge of the Company, (i) the PTC Management Agreement is the legal, valid and binding obligation of the parties thereto, enforceable in accordance with its terms and in full force and effect as of the date hereof and (ii) no party to the PTC Management Agreement is in breach in any material respect of, or in default in any material respect under, the PTC Management Agreement, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default in any material respect thereunder.

(f) To the Knowledge of the Company, no event has occurred and no facts, circumstances or conditions exist that would, or would reasonably be expected to, have a material adverse effect on the business of the PTC Partnership, the PTC GP and their Affiliates or the fair market value of the PTC Interests.

4.27. Insurance.

Section 4.27 of the Company Disclosure Letter contains a correct and complete list of all insurance policies, surety bonds, reinsurance, and self insurance programs (including the scope and amount of the coverage provided thereunder) maintained by the Company or any of its Subsidiaries. Except as would not have or be reasonably expected to have a Company Material Adverse Effect, (a) all such policies are in full force and effect and (b) such policies provide coverage in such amounts and against such risks as is sufficient to comply with applicable Law and any requirements under the Company Material Contracts. The Company and its Subsidiaries are in compliance in all material respects with the terms of all material insurance policies and programs and have not failed to give any material notice or present any material claim under any insurance policy or programs within the time periods required. To the Knowledge of Company, there are no pending notices of cancellation or non-renewal of any such insurance policy or programs nor has the termination of any such insurance policy and program been threatened in writing by the provider of such insurance.

4.28. Certain Transactions.

Since March 16, 2009, none of the current officers or directors of the Company, nor any Affiliate of the Company, has been a participant in any transaction with the Company or any Subsidiary thereof (other than for services as an employee, officer or director) of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

4.29. Proxy Statement and Schedule 13E-3.

None of the information supplied or to be supplied by the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or in the Schedule 13E-3 will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by the Company with respect to information supplied by Parent, Merger Sub or the Rollover Investors (in their capacities as such) or their respective Representatives for inclusion therein.

4.30. Prohibited Payments.

None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee or to foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or any other federal, foreign or state anti-corruption or anti-bribery Law or requirement applicable to the Company or any Subsidiary thereof; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. During the last three (3) years, none of the Company or any of its Subsidiaries has received any written communication that alleges that the Company or any Subsidiary thereof, or any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, is in violation of, or has any material liability under, the FCPA.

4.31. Opinion of Financial Advisors.

The Special Committee has received the written opinion of Stephens Inc., dated April 13, 2012, to the effect that, as of such date, and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be received in the Merger by holders of shares of Company Capital Stock (other than the Rollover Investors and other Affiliates of the Company) pursuant to this Agreement is fair from a financial point of view to such shareholders (the “SC Fairness Opinion”). A correct and complete copy of the SC Fairness Opinion has been, or promptly after the date hereof will be, delivered to Parent for informational purposes only. The Company has been authorized by Stephens Inc. to permit the inclusion of the SC Fairness Opinion and references thereto in the Proxy Statement and Schedule 13E-3.

4.32. Anti-takeover Statutes.

The Company has taken any and all action necessary such that no “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation enacted under state laws of the United States applicable to the Company is or becomes applicable to Parent, Merger Sub and their respective Affiliates, and to the Merger, this Agreement, the Voting Agreements, the Rollover Contribution Agreements and the transactions contemplated hereby and thereby.

4.33. Vote Required.

The affirmative vote of at least two-thirds of the outstanding shares of Company Capital Stock entitled to vote thereon is the only vote of holders of securities of the Company that is necessary to approve and adopt this Agreement and the transactions contemplated hereby (the “Required Shareholder Approval” and, together with the Majority of the Minority Approval, the “Company Shareholder Approval”).

4.34. Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company other than as provided in the letter of engagement by and between the Company and Stephens Inc.

4.35. No Other Representations or Warranties.

Except for the representations and warranties contained in this Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company prior to or concurrent with the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

5.1. Organization.

Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Each of Parent and Merger Sub has the requisite power and authority to own, operate or lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

5.2. Authority.

Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action by the Boards of Directors of Parent and Merger Sub and by Parent as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder or to consummate the transactions contemplated hereby (other than the filing of the Certificate of Merger with the Secretary of State as required by the TBOC). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles (whether considered in equity or at law).

5.3. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub, do not and will not (i) conflict with or violate the respective articles of incorporation or by-laws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations specified in Section 5.3(b) have been obtained and all filings described therein have been made, conflict with or violate any Law, rule, regulation, or Order applicable to Parent or Merger Sub or by which either of them or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require any consent under, result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any material Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their properties or assets is bound or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) the filing and recordation of the Certificate of Merger with the Secretary of State, (ii) the applicable requirements of the Exchange Act, the Securities Act, and state securities or “blue sky” laws, (iii) the applicable requirements the HSR Act and any applicable Foreign Competition Laws, (iv) the consents, approvals and notices required or contemplated under the Investment Company Act (v) the applicable rules and regulations of NASDAQ, FINRA, or any other applicable self-regulatory organization, (vi) the consents, approvals and notices required or contemplated under the Laws listed in Section 5.3(b) of the Parent Disclosure Letter, or (vii) where the failure to obtain such other consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

5.4. Absence of Litigation.

As of the date of this Agreement, there are no suits, claims, charges, actions, proceedings, arbitrations, mediations or investigations pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Subsidiaries, assets, operations or executive officers, and neither Parent, Merger Sub nor any of their respective Subsidiaries is the subject of any Order, other than any such suit, claim, action, proceeding, investigation or Order that would not prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

5.5. Proxy Statement.

None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or its Subsidiaries, the Rollover Investors or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

5.6. Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

5.7. Financing.

(a) Section 5.7(a) of Parent Disclosure Letter sets forth true and complete copies of (i) an executed equity commitment letter from the Guarantors to provide $132,000,000 (without limiting the provisions of Section 7.9 of this Agreement, as such amount may be increased or decreased so long as such increase or decrease does not cause the representation in Section 5.9 to be untrue) in equity financing (the “Equity Financing”) to Parent and/or Merger Sub (the “Equity Commitment Letter”), (ii) an executed contribution agreement from each Rollover Investor (the “Rollover Contribution Agreements”) pursuant to which, and subject to the terms and conditions of which, the Rollover Investors have committed to contribute to Parent, the Surviving Corporation or a direct Subsidiary of the Surviving Corporation the amount of shares of Company Capital Stock and membership interests in EFS set forth therein and to consummate the transactions contemplated thereby (the “Rollover Investment”), (iii) the executed Receivables Commitment Letter to purchase the EADV Interests pursuant to the Receivables Purchase Agreements in the Receivables Sale Transaction and (iv) the executed debt commitment letters (the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the Rollover Contribution Agreements and the Receivables Commitment Letter, the “Financing Commitments”) from the lenders or purchasers party thereto (the “Lenders”) pursuant to which, and subject to the terms and conditions of which, the Lenders have committed to provide Parent and/or Merger Sub with loans or other funds in an aggregate amount of $189,947,784 (without limiting the provisions of Section 7.9 of this Agreement, as such amount may be increased or decreased so long as such increase or decrease does not cause the representation in Section 5.9 to be untrue) as described therein, the proceeds of which may be used to consummate the Merger and the other transactions contemplated by this Agreement, including the payoff amount and related fees and expenses including the expenses incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) (the “Debt Financing” and, together with the Equity Financing pursuant to the Equity Commitment Letter, the Rollover Investment pursuant to the Rollover Contribution Agreements and the Receivables Sale Transaction pursuant to the Receivables Commitment Letter, the “Financing”). There are no other agreements, side letters or arrangements relating to the Equity Financing, including any syndication thereof, except as set forth in the Equity Commitment Letter.

(b) As of the date hereof, each of the Financing Commitments (i) is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect, and (ii) in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and the other parties thereto, subject to bankruptcy, insolvency, reorganization, moratorium and other applicable Laws relating to or affecting the creditors’ rights generally (including fraudulent conveyance laws) and to general equity principles, including concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law. There are no other Contracts, agreements, side letters, conditions precedent or arrangements relating to or affecting the Financing or the terms thereof, other than as set forth in the Financing Commitments and any related fee or engagement letter (true and correct copies of which have been furnished to the Company; provided that any fee letters may be redacted to remove fee amounts, percentages and basis points). As of the date of this Agreement, (i) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term or condition of the Financing Commitments, and (ii) neither Parent nor Merger Sub has knowledge of any facts or circumstances that would reasonably be expected to result in (1) any of the conditions set forth in the Financing Commitments not being satisfied or (2) the funding contemplated in the Financing Commitments not being made available to Parent and/or Merger Sub in order to consummate the transactions contemplated by this Agreement on the Closing Date. Parent and or Merger Sub have fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.

5.8. Operations of Parent, Merger Sub and Affiliates.

(a) Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. As of the date of this Agreement, the authorized shares of Merger Sub consists of 1,000 shares of common stock of Merger Sub, par value $0.01 per share (“Merger Sub Stock”), all of which are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub Stock are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.

(b) Prior to the Effective Time, Parent shall deliver to the Company a complete and correct description of its capital structure and ownership and that of its equity holders.

(c) None of Parent, Merger Sub or their respective Affiliates own (in each case, directly or indirectly, beneficially or of record), any equity interests or voting interests in, or options, warrants or other rights to acquire such stock or securities, in any Person engaged in the business of providing wealth management services, including investment advice, investment management and financial planning, or securities brokerage services.

5.9. Sufficient Funds.

Assuming the Financing Commitments (other than commitments pursuant to the Rollover Contribution Agreements) are funded, Parent and Merger Sub, at the Effective Time, will have sufficient funds for Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration payable to the holders of the Company Capital Stock (other than the Rollover Investors to the extent of any shares of Company Capital Stock to be contributed pursuant to their respective Rollover Contribution Agreements), the aggregate consideration payable to the holders of Company Stock Options, Company Restricted Stock Units, Company Performance Awards and Restricted Shares, as applicable, pursuant to Section 2.8, any repayment or refinancing of Indebtedness contemplated in the Debt Commitment Letters, and the fees and expenses incurred in connection with the transactions contemplated hereby (including the Financing).

5.10. Ownership of Company Capital Stock.

None of Parent, Merger Sub or their respective Affiliates (which, for the avoidance of doubt, shall not include any of the limited partners of the Guarantors) owns as of the date of this Agreement, and have not owned within the last three (3) years (in each case, directly or indirectly, beneficially or of record) any shares of capital stock of the Company and, except as contemplated by the Voting Agreements and the Rollover Contribution Agreements, none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Company Capital Stock except pursuant to this Agreement.

5.11. Limited Guarantee.

Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company the Limited Guarantee, in the form included as Section 5.11 of the Parent Disclosure Letter. The Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Guarantors, enforceable in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity) and has not been amended, withdrawn or rescinded in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee and, to the Knowledge of Parent, there exist no facts or circumstances that are reasonably expected to result in a default on the part of the Guarantors under the Limited Guarantee.

5.12. Section 15(f) of the Investment Company Act.

None of Parent, Merger Sub nor any of their respective “interested persons” (as that term is defined under applicable provisions of the Investment Company Act) has any express or implied understanding or arrangement which would impose an “unfair burden” (as such term is used in Section 15(f) of the Investment Company Act) on any Proprietary Fund that is a Registered Investment Company for purposes of Section 15(f) of the Investment Company Act as a result of the Merger or which would in any way cause Section 15(f) of the Investment Company Act to be unavailable to the Company.

5.13. Investigation by Parent and Merger Sub.

(a) Each of Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its Subsidiaries and their businesses and operations, and Parent and Merger Sub have requested such documents and information from the Company as each such party considers material in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement. Each of Parent and Merger Sub acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the Company in determining whether to enter into this Agreement and to consummate the transactions contemplated in this Agreement.

(b) Each of Parent and Merger Sub acknowledges that, except for the representations and warranties set forth in Article IV of this Agreement, neither the Company nor any other Person has made and shall not be deemed to have made any representation or warranty with respect to the Company or its Subsidiaries or their respective businesses and operations to Parent and Merger Sub.

(c) In connection with such investigation, Parent and Merger Sub have received from the Company or its Representatives certain estimates, projections, forecasts and other forward-looking information regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information with which Parent and Merger Sub are familiar, and that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information so furnished to them.

5.14. Solvency; Surviving Corporation After the Merger.

Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, at and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated hereby, (i) the aggregate value of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis will exceed their total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) at a fair valuation and at fair saleable value; (ii) the Surviving Corporation and its Subsidiaries on a consolidated basis will have the ability to pay their total debts and liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) as they become due in the usual course of their business; and (iii) the Surviving Corporation and its Subsidiaries on a consolidated basis will not have an unreasonably small amount of capital with which to conduct their business.

5.15. No Vote Required.

No vote or consent of the holders of any class or series of capital stock or other equity interest of Parent is necessary to approve this Agreement, the Merger, or the Financing. The vote or consent of Parent as the sole shareholder of Merger Sub (which has been obtained) is the only vote or consent of the holders of any class or series of capital stock or other equity interest of Merger Sub necessary to approve and adopt this Agreement, the Merger or the transactions contemplated hereby.

5.16. No Other Representations or Warranties.

Except for the representations and warranties contained in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1. Conduct of the Company and the Subsidiaries.

The Company covenants and agrees that, from and after the date hereof until the Effective Time, except as required by Law, as expressly permitted pursuant to this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, or as agreed in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the business of the Company and its Subsidiaries shall be conducted in the ordinary course of business consistent with past practice in all material respects, and the Company and its Subsidiaries shall use their reasonable best efforts to preserve intact the Company’s and its Subsidiaries’ business organization, maintain existing relations with Clients and other Persons with whom the Company or any of its Subsidiaries has business relations and keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted. Without limiting the generality of the foregoing, other than as set forth in Section 6.1 of the Company Disclosure Letter, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and the Company shall cause its Subsidiaries not to:

(a) amend or otherwise change the Organizational Documents;

(b) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries as contemplated by Section 6.1(h) of this Agreement, issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock, except as required upon the exercise of any Company Stock Option outstanding as of the date hereof or the vesting or redemption of any Company Restricted Stock Unit or Company Performance Award, in each case, outstanding as of the date hereof, in accordance with their terms and for granting Company Restricted Stock Units as permitted under Section 6.1(g);

(c) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire, or propose or offer to redeem, purchase or otherwise acquire, directly or indirectly, any outstanding shares of capital stock or any other equity interests of the Company or any of its Subsidiaries, except as required pursuant to any Company Benefit Plans in effect as of the date hereof or this Agreement;

(d) declare, authorize, make, set aside or pay any dividend or distribution, with respect to the Company’s or any of its Subsidiaries’ capital stock, other than (i) cash dividends paid by any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company, (ii) regular quarterly cash dividends on the Company Capital Stock not in excess of $0.05 per quarter, (iii) the cash distribution by EFC LLC described in Section 6.1(d)(iii) of the Company

Disclosure Letter and (iv) cash distributions by any Subsidiary of the Company other than EFC LLC to such Subsidiary’s members other than the Company or another Subsidiary thereof in the ordinary course of business consistent with past practice and that are required pursuant to the terms of the agreements governing such Subsidiaries as in effect as of the date hereof;

(e) except as required pursuant to existing written agreements or Company Benefit Plans in effect as of the date hereof, or as otherwise required by Law or this Agreement, (i) increase the compensation or other benefits payable or to become payable to directors or executive officers of the Company or any of its Subsidiaries, except for annual increases in compensation that are consistent with prior periods, (ii) grant or increase any severance or termination pay to, or enter into or materially amend any severance agreement or termination agreement with any director or executive officer of the Company or any of its Subsidiaries, (iii) enter into or amend any employment agreement with any executive officer of the Company, or (iv) establish, adopt, enter into or amend any Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries; provided that any actions described in (i), (ii) or (iii) with respect to any officer who is not an executive officer shall be subject to the prior approval of the Executive;

(f) hire any new key executive or terminate the employment of any current key executive officer;

(g) grant, confer or award options, convertible security, restricted stock, restricted stock units or other rights to acquire any of its or its Subsidiaries’ capital stock or take any action (other than as expressly permitted pursuant to this Agreement) to cause to be exercisable any otherwise unexercisable option under any existing stock option plan, provided that the Company may award up to 37,500 Company Restricted Stock Units under the Company Stock Plan in connection with new hires, promotions and annual performance reviews and awards in the ordinary course of business consistent with past practice, in any such case that have been previously approved by the Executive;

(h) acquire, except in respect of any merger, consolidation or business combinations among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries (including by merger, consolidation, acquisition of stock or assets or otherwise), any corporation, partnership, limited liability company, other business organization or any division thereof, or all of substantially all of the assets of any Person in connection with acquisitions or investments, or enter into any agreement, arrangement or understanding with respect to any such acquisition, including any confidentiality, exclusivity, standstill or similar agreements;

(i) incur any (i) Indebtedness for borrowed money (ii) capitalized lease obligations other than in the ordinary course of business consistent with past practice, (iii) guarantees and other arrangements having the economic effect of a guarantee of any Indebtedness of any other Person or (iv) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations of others, except for Indebtedness for borrowed money in an aggregate principal amount not to exceed $250,000, which Indebtedness shall be prepayable in full without premium or penalty;

(j) (i) modify or amend in any material respect any Company Material Contract, (ii) waive, release or assign any material rights or material claims under any Company Material Contract or (iii) except in the ordinary course of business consistent with past practice enter into any Contract that if entered into prior to the date hereof would have been a Company Material Contract;

(k) make any material change to its methods of accounting in effect as of December 31, 2011, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act or as required by a Governmental Entity or quasi-Governmental Entity (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Reports filed prior to the date hereof;

(l) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of its properties or assets, other than in the ordinary course of business consistent with past practice;

(m) file any amendment to any material Tax Return or make, change or revoke any material election relating to Taxes, adopt or change any accounting method relating to Taxes, enter into any ruling request, material closing agreement or similar agreement relating to Taxes, surrender any right to claim a material refund of Taxes, settle any material claim or assessment relating to Taxes or consent to any material claim or assessment relating to Taxes or any waiver of the statute of limitations for any such claim or assessment;

(n) except as set forth on Section 6.1(n) of the Company Disclosure Letter, settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or proceeding other than those that do not involve the payment by the Company or any of its Subsidiaries of monetary damages in excess of $250,000 in the aggregate, after taking into account any applicable reserves and any applicable insurance coverage, and do not involve any material injunctive or other material non-monetary relief or impose material restrictions on the business or operations of the Company or its Subsidiaries;

(o) make any capital expenditures, except (i) capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, copies of which have been previously provided to Parent, or (ii) other capital expenditures in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $200,000;

(p) sell, lease, mortgage, sell and leaseback or otherwise dispose of any Leased Real Property or any interests therein, other than in the ordinary course of business;

(q) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company or any of its Subsidiaries (other than the Merger); or

(r) authorize or enter into any written agreement or otherwise make any commitment to do any of the foregoing.

6.2. No Control of Other Party’s Business.

Nothing contained in this Agreement gives, or is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and subject to the conditions of this Agreement, including without limitation Section 6.1, complete control and supervision over its and its Subsidiaries’ operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Preparation of the Proxy Statement; Shareholders Meeting.

(a) As soon as reasonably practicable following the date hereof, (i) the Company shall prepare and file with the SEC, and Parent and Merger Sub shall cooperate with the Company in such preparation and filing of, a preliminary Proxy Statement relating to the Company Shareholders Meeting, and (ii) the Company and Parent shall jointly prepare and file with the SEC a Rule 13E-3 transaction statement on Schedule 13E-3 (the “Schedule 13E-3”). Without limiting the generality of the foregoing, each of Parent and Merger Sub will promptly furnish to the Company the information relating to it that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, that is customarily included in proxy statements or on a Schedule 13E-3 prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the Company. The parties shall promptly (A) notify each other of the receipt of any comments (or any requests for amendment or additional information) from the SEC with respect to the preliminary Proxy Statement or the Schedule 13E-3, and (B) provide each other with copies of all correspondence between the Company and its Representatives or Parent, Merger Sub and their Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent such correspondence relates to the Merger, the preliminary Proxy Statement or the Schedule 13E-3. The Company shall use reasonable best efforts to promptly respond (after consultation with Parent) to any comments or requests for additional information from the SEC with respect to the preliminary Proxy Statement, and the Company and Parent shall use reasonable best efforts to promptly (and jointly) respond to any comments or requests for additional information made by the SEC with respect to the Schedule 13E-3. Parent and Merger Sub shall promptly provide the Company with such information as may be required to respond to any comment of the SEC. The Company shall use its reasonable best efforts to (i) have the preliminary Proxy Statement cleared by the SEC as promptly as practicable after such filing and (ii) cause the definitive Proxy Statement to be mailed to the Company’s shareholders of record as of the record date for the Company Shareholders Meeting as promptly as practicable after the Proxy Statement is cleared by the staff of the SEC for mailing to the Company’s shareholders and such record date is set in accordance with Section 7.1(c). No filing of, or amendment or supplement to, the Proxy Statement or the Schedule 13E-3 shall be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments.

(b) If at any time prior to the Effective Time any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Company.

(c) Subject to Section 7.3, the Company shall (i) as promptly as reasonably practicable following the later of (A) the Go-Shop Period End Date, and (B) the earlier of the first date after the Go Shop Period End Date when there ceases to be a Go-Shop Party and the Cut-Off Date, and (C) the date on which the SEC confirms it has no further comments on the Proxy Statement, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) unless a Change of Recommendation occurs in accordance with this Section 7.1(c) or Section 7.3, (A) use reasonable best efforts to solicit the adoption and approval of this Agreement and the Merger by the shareholders of the Company, and (B) include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company adopt and approve this Agreement and the Merger (the “Company Recommendation”). Neither the Board of Directors of the Company nor any committee thereof shall directly or indirectly (x) withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or change, amend, modify or qualify in a manner adverse to Parent or Merger Sub), the Company Recommendation, (y) approve or recommend, or publicly propose to approve or recommend, a Competing Proposal, or (z) take any other action or make any other proposal or statement inconsistent with such Company Recommendation (any action described in clauses (x), (y), or (z) being referred to as a “Change of Recommendation”); provided that, anything to the contrary contained in this Agreement notwithstanding, the Board of Directors of the Company or the Special Committee may effect a Change of Recommendation if the Special Committee determines in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

7.2. Access to Information.

Upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its officers, directors and Representatives, reasonable access during normal business hours upon reasonable prior notice, during the period prior to the Effective Time, to all its properties, books and records (including financial schedules and accounting records), contracts, commitments, officers, and employees. During the period prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, furnish promptly all information concerning its business (including any information in the possession of the Company and or its Subsidiaries relating to any Person that is not an Affiliate of the Company with whom the Company or any of its Subsidiaries has material financial arrangements (a “Significant Person”)), properties and personnel as Parent, the Financing Sources, or their respective Representatives may reasonably request. The Company shall reasonably promptly notify Parent of any facts, circumstances or developments of which the Company has Knowledge that would reasonably be expected to (a) materially delay or impair the consummation of the Merger or (b) have a Company Material Adverse Effect. The Company shall respond reasonably promptly to any written inquiry from Parent as to any material developments relating to the business and/or operations of the Company. Upon the request of Parent, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain from any Significant Person information regarding such Significant Person that is material to its arrangements with the Company or its Subsidiaries. Nothing herein shall require the Company or any of its Subsidiaries to disclose information to the extent such information is subject to an attorney client or attorney work product privilege or to the extent that such disclosure would, in the Company’s good faith opinion after consultation with legal counsel, violate any applicable Law or any confidentiality obligation to a third party by which the Company or any of its Subsidiaries is bound; provided, that the Company shall use its reasonable best efforts to limit such restrictions. In the event that the Company does not provide access or information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such access or information and the Company shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law or confidentiality obligation. To the extent the Company or any of its Subsidiaries is restricted in or prohibited from providing any such access pursuant to confidentiality obligations owed to a third party under any Contract or agreement, the Company shall use its reasonable best efforts (without being required to make any payments or other concessions to such third party) to obtain any approval, consent or waiver with respect to such contract or agreement that is necessary to provide such access. Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other sensitive information that in the Company’s good faith opinion the disclosure of which would reasonably be expected to subject the Company or any of its Subsidiaries to risk of liability. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 7.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The parties will hold any such information in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, dated November 14, 2011, by and between Lee Equity Partners, LLC and the Company (as amended, the “Confidentiality Agreement”).

7.3. Competing Proposal Consideration.

(a) During the period beginning on the date of this Agreement and continuing until 11:59 p.m. Central time on May 26, 2012 (the “Go-Shop Period End Date”), the Company and its Subsidiaries and its Representatives, shall have the right, under the direction of the Special Committee, to: (i) solicit, initiate, facilitate or encourage the submission of any Competing Proposal (ii) furnish non-public information to and afford access to the business, employees, officers, Contracts, properties, assets, books and records of the Company and its Subsidiaries to any Person pursuant to the prior execution of an Acceptable Confidentiality Agreement; provided that the Company shall as promptly as reasonably practicable (but in any event within two (2) Business Days or, in the case such information is provided to a Person after the beginning of the Notice Period in Section 7.3(d), concurrently therewith) provide to Parent any material non-public information concerning the Company or its Subsidiaries that is provided or made available to any such Person (or its Representatives) which had not previously been provided or made available to Parent; (iii) enter into and maintain discussions or negotiations with any Person with respect to any Competing Proposal and (iv) otherwise cooperate with or assist or participate in or facilitate any discussions or negotiations or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, a Competing Proposal. Within two (2) Business Days following the Go-Shop Period End Date, the Company shall deliver to Parent a list of all Persons from whom the Company received, after the date hereof and prior to the Go-Shop Period End Date (each, a “Go-Shop Party”), a written Competing Proposal that the Special Committee in good faith determines (after consultation with outside legal counsel and financial advisors) is bona fide and constitutes, or could be reasonably expected to result in a Superior Proposal.

(b) Except as expressly permitted by Section 7.3(c), the Company shall, and shall cause its Subsidiaries and its Representatives to: (i) as of 11:59 p.m. Central time on the Go-Shop Period End Date, immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any Competing Proposal or any proposal that could be reasonably expected to result in a Competing Proposal (and the Company shall use reasonable best efforts to have all copies of all material non-public information it or its Subsidiaries or their respective Representatives have distributed or made available since the date hereof to Persons in connection with their consideration of any Competing Proposal (other than with respect to Parent and its Affiliates), destroyed or returned to the Company as soon as possible); and (ii) from and after 11:59 p.m. Central time on the Go-Shop Period End Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.1, the Company shall not, and shall cause its Subsidiaries and its Representatives not to, directly or indirectly through any Person, (A) solicit, initiate, knowingly facilitate or knowingly encourage any Competing Proposal, (B) furnish to any Person any material non-public information in connection with any Competing Proposal, (C) engage in discussions or negotiations with any Person with respect to any Competing Proposal, (D) approve or recommend any Competing Proposal or (E) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or similar document or any agreement or commitment relating to any Competing Proposal or enter into any contract or agreement in principle that is intended or would reasonably be expected to result in a Competing Proposal (other than an Acceptable Confidentiality Agreement as permitted in accordance with Section 7.3(c)).

(c) Notwithstanding the limitations set forth in Section 7.3(b), if at any time after the Go-Shop Period End Date, but prior to obtaining the Company Shareholder Approval, the Company, any of its Subsidiaries or any of its Representatives receives a Competing Proposal that did not result from a material breach of any provision of Section 7.3(b) and that the Special Committee in good faith determines (after consultation with outside legal counsel and its financial advisors) constitutes or could reasonably be expected to result in a Superior Proposal, then the Company may (i) furnish non-public information and afford access to the business, employees, officers, Contracts, properties, assets, books and records of the Company and its Subsidiaries to the third party making such Competing Proposal, if, and only if, prior to so furnishing such information or affording such access, the Company receives from such third party a signed Acceptable Confidentiality Agreement and (ii) enter into and maintain discussions or negotiations with such third party with respect to the Competing Proposal; provided, however, that as promptly as reasonably practicable (but in any event, within two (2) Business Days) following the Special Committee of the Company making such determination, the Company shall provide written notice to Parent of such Competing Proposal; provided, further, (A) such notice to Parent shall indicate in reasonable detail the terms and conditions of, such Competing Proposal, and (B) thereafter, the Company shall promptly provide to Parent copies of any proposed definitive agreements received in connection with such Competing Proposal. The Company shall keep Parent reasonably informed on a reasonably prompt basis of the status and details of any such Competing Proposal. Notwithstanding the foregoing, the Company shall have the right (i) to waive the provisions of any Acceptable Confidentiality Agreement to permit a Go-Shop Party to make a Competing Proposal on a non-public basis to the Company and its Board of Directors or the Special Committee, (ii) to continue to engage in the activities described in Section 7.3(a) following the Go-Shop Period End Date with any Go-Shop Party until 11:59 p.m. Central time on June 15, 2012 (such date as may be extended pursuant to Section 7.3(d), the “Cut-Off Date”), and (iii) to engage in the activities described in this Section 7.3(c) with respect to any Person, including a Person that was previously a Go-Shop Party, subject to the terms and conditions set forth in this Section 7.3(c).

(d) Notwithstanding anything in this Agreement to the contrary, the Board of Directors of the Company may, at any time prior to obtaining the Required Shareholder Approval if the Company receives a Competing Proposal that did not result from a material breach of any provision of Section 7.3(b) or (c) and that the Board of Directors of the Company (with the concurrence of a majority of the Special Committee) determines in good faith (after consultation with outside legal counsel and its or the Special Committee’s financial advisors) constitutes a Superior Proposal, (i) effect a Change of Recommendation and/or (ii) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Board of Directors may not effect a Change of Recommendation relating to a Superior Proposal pursuant to the foregoing clause (i) or terminate this Agreement pursuant to the foregoing clause (ii) unless (A) the Company shall have provided prior written notice (a “Notice of Superior Proposal”) to Parent and Merger Sub, at least three (3) Business Days in advance of such Change of Recommendation or such termination (such minimum period, the “Notice Period”), of its intention to effect a Change of Recommendation in response to such Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal), (B) the Company shall, and shall cause its Representatives to, during such Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of this Agreement and the transactions contemplated hereby so that such Competing Proposal ceases to constitute a Superior Proposal and (C) in the event of any material amendment to such Superior Proposal, the Company shall be required to provide Parent with a new Notice of Superior Proposal consistent with the Notice of Superior Proposal described in clause (A) and the Notice Period shall have recommenced, except the Notice Period shall be two (2) calendar days (rather than the three (3) Business Days contemplated by clause (A) above). In the event the Company provides Parent with the initial Notice of Superior Proposal prior to the Cut-Off Date, the Cut-Off Date shall be extended until the next calendar day after the final day of the Notice Period (as the same may have been recommenced pursuant to this Section 7.3(d)) ends.

(e) None of the Company, the Special Committee, or the Company’s Board of Directors (or any of their Representatives) shall provide to any third party, whether or not such party is a Go Shop Party, access to or copies of (i) any of the documents or sections thereof set forth on Section 7.3(e) of the Parent Disclosure Letter (the “Sponsor-Prepared Materials”) or (ii) any assumptions made by the Sponsor and the financial analyses resulting from such assumptions contained in the Sponsor-Prepared Materials; provided, however, that nothing in this Section 7.3(e) shall prohibit or restrict the Company, the Special Committee, the Company’s Board of Directors or any of their respective Representatives from providing to any third party (x) access to or copies of any of the documents or information the Company, the Special Committee, the Company’s Board of Directors or any of their respective Representatives have provided to the Sponsor or its Representatives (including through the electronic data room), regardless of whether any such information is included in the Sponsor-Prepared Materials and (y) assistance or other cooperation in (1) collecting and analyzing any publicly available information or (2) preparing any assumptions or analyses regarding the Company or its business, in each case regardless of whether any such publicly-available information, assumptions or analysis are similar to those included in the Sponsor-Prepared Materials as long as Sponsor-Prepared Materials are not used in connection therewith.

(f) As used in this Agreement,

(i) the term “Competing Proposal” means any written bona fide proposal made by a third party relating to any direct or indirect acquisition or purchase of assets or operations that represent twenty five percent (25%) or more of the revenues or earnings of the Company and its Subsidiaries, taken as a whole, or twenty five percent (25%) or more of the combined voting power of the shares of Company Capital Stock, any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty five percent (25%) or more of the combined voting power of the shares of Company Capital Stock or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries in which the other party thereto or its shareholders will own twenty five percent (25%) or more of the combined voting power of the parent entity resulting from any such transaction, other than transactions contemplated by this Agreement;

(ii) the term “Superior Proposal” means a Competing Proposal that the Special Committee in good faith determines (after consultation with outside legal counsel and its financial advisors) would, if consummated, result in a transaction that is (A) more favorable to the Company’s shareholders (other than the Rollover Investors) from a financial point of view than the transactions contemplated hereby, after taking into account all relevant factors as the Special Committee considers to be appropriate, but which shall include all the terms and conditions of such proposal and this Agreement (including any changes to the terms of and conditions of this Agreement proposed by Parent in writing in response to such proposal after Parent’s receipt of the applicable Notice of Superior Proposal) and (B) reasonably capable of being consummated on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided that, for purposes of the definition of “Superior Proposal,” the references to “twenty five percent (25%) or more” in the definition of Competing Proposal shall be deemed to be references to “more than fifty percent (50%)”; and

(iii) the term “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with the execution of such Acceptable Confidentiality Agreement to include such less favorable provisions substantially similar to those in the Acceptable Confidentiality Agreement.

(g) Nothing contained in this Agreement shall prohibit the Company, the Board of Directors of the Company or the Special Committee from (i) taking and disclosing to the Company’s shareholders a position contemplated by 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Board of Directors of the Company or the Special Committee has determined in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with any applicable Law; provided, that disclosures under this Section 7.3(g) shall not be a basis, in themselves, for Parent to terminate this Agreement pursuant to Section 9.1(f).

7.4. Efforts; Cooperation.

(a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to, and the Company shall cause its Subsidiaries to use their respective reasonable best efforts to, as soon as practicable after the date hereof, (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) to obtain all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Entity necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement and to conduct the business of the Surviving Corporation and its Subsidiaries after the Closing Date in the same manner as conducted by the Company and its Subsidiaries as of the date hereof. In furtherance and not in limitation of the foregoing, (x) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the date hereof and to respond as promptly as practicable to any request for additional information and documentary material pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (y) the Company and its Subsidiaries agree to provide notice of and apply for approval of change of control to FINRA under FINRA Rule 1017 as promptly as practicable and in any event within ten (10) Business Days of the date hereof and to respond as promptly as practicable to any request for additional information and documentary material made by FINRA pursuant to such rule.

(b) Each of Parent and Merger Sub, on the one hand, and the Company and its Subsidiaries, on the other hand, shall, in connection with the efforts referenced in Section 7.4(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all material respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity, regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity and, to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity, give the other party the opportunity to attend and participate in such meetings and conferences. As used in this Agreement, the term “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) In the event that any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by the FTC, the DOJ, any other applicable Governmental Entity or any third party challenging the Merger or any other transactions contemplated hereby as violative of any Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, the Company shall cooperate in all respects with Parent and Merger Sub and shall use its reasonable best efforts to resolve any such objections or to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, Merger Sub or any of their Affiliates shall be required to, and the Company and its Subsidiaries may not, without the prior written consent of Parent, become subject, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, Parent, Merger Sub or any of their respective Subsidiaries or Affiliates, if, in any such case, the effect of any such requirement, condition, limitation, understanding, agreement or order, individually or in the aggregate, would or could reasonably be expected to impair in any material respect the business operations of the Parent, Merger Sub, the Company and its Subsidiaries, taken as a whole, as combined in the manner currently intended by the parties; provided that if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order.

(e) The Company shall use its reasonable best efforts (i) to obtain consents of all third parties necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement, provided that, in connection with obtaining such consents, the Company shall not (A) be required to make any payments of money to any third parties or (B) modify or amend any Contracts referenced in Section 7.4(f) to provide for increased fees or other terms adverse to the Company, and (ii) to provide any notices to third parties required to be provided prior to the Effective Time, including under any Leases or insurance policies.

(f)

(i) Without limiting the foregoing, with respect to each Advisory Agreement for which the consent of a Client to the assignment or deemed assignment of such Advisory Agreement as a result of the Merger is required by applicable Law and/or by the terms of such Advisory Agreement (other than Clients that are Investment Companies), as promptly as practicable following the date hereof, the Company shall, or shall cause a Subsidiary of the Company to, send a written notice (a

“Contract Notice”) informing such Clients of the Merger and requesting written consent to the assignment or deemed assignment of such Client’s Advisory Agreement (including any approvals by way of “negative consent” to the extent permitted by applicable Law and the Advisory Agreements of any Clients) in accordance with Section 7.4(f)(ii) (the “Client Consent Request Process”). All Contract Notices and related materials distributed to Clients shall be in form and substance reasonably acceptable to Parent, and Parent shall be provided a reasonable opportunity to review all such Contract Notices prior to distribution and to have its reasonable comments reflected therein. The Company shall make available to Parent copies of all substantive correspondence between it or any of its Subsidiaries and Clients (or their representatives or counsel) relating to the consent solicitation provided for in this Section 7.4(f).

(ii) Parent and Company agree that any Consent required for any Advisory Agreement with a Client (other than a Proprietary Fund) to continue after the Closing shall be deemed given for all purposes under this Agreement (A) if written consent is required under applicable Law or the respective Advisory Agreement, upon receipt of the written consent requested in the Contract Notice prior to the Closing Date or (B) if consent other than written consent is permitted under applicable Law and the respective Advisory Agreement, (x) upon receipt of a written consent requested in the Contract Notice prior to the Closing Date or (y) if no such written consent is received, if 45 days shall have passed since the sending of the Contract Notice (“Negative Consent Notice”) to such Client (which Negative Consent Notice may be included in the Contract Notice) requesting written consent as aforesaid and informing such Client: (I) of the intention to complete the Merger, which will result in a deemed assignment of such Client’s Advisory Agreement; (II) of the Subsidiary’s intention to continue to provide the advisory services pursuant to the existing Advisory Agreement with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; and (III) that the consent of such Client will be deemed to have been granted if such Client continues to accept such advisory services for a period of at least 45 days after the sending of the Negative Consent Notice without termination; provided that, in any case under clause (A) or (B), no consent shall be deemed to have been given for any purpose under this Agreement if at any time prior to the Closing such Client indicates, either orally or in writing, that such Client (1) has not so consented or has terminated or intends to withdraw its consent or terminate, in whole or in part, its Advisory Agreement or (2) intends to terminate its Advisory Agreement or withdraw assets thereunder unless the fees payable under such Arrangement are reduced.

(iii) For each Client that is registered as an Investment Company under the Investment Company Act (a “Registered Investment Company”), the Company shall use reasonable best efforts to obtain in accordance with Section 15 of the Investment Company Act, as promptly as practicable following the date hereof, the due consideration and approval by the board of trustees of the Registered Investment Company of a new Advisory Agreement, to be in effect as of, and subject to, the Closing, on terms no less favorable than the terms of each existing Advisory Agreement as of the date hereof. The Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to comply with all conditions of Rule 15a-4 promulgated under the Investment Company Act in connection with the consummation of the transactions contemplated hereby. Following the Closing, Parent shall cause the Surviving Corporation to comply with the conditions of Section 15(f) of the Investment Company Act with respect to each Registered Investment Company.

(iv) For each Client that is an Investment Company but not a Registered Investment Company, the Company shall use reasonable best efforts to obtain in accordance with the constituent documents of such Investment Company and applicable Law, as promptly as practicable following the date hereof, the consent and approval (as applicable) of any governing body of such Investment Company and of its investors required by such constituent documents and applicable Law of either (a) the continuation of each Advisory Agreement between each Subsidiary of the Company and such Investment Company to the assignment or deemed assignment of such Advisory Agreement as a result of the Merger (to the extent any such agreement may continue in effect following the Merger with such consent) or (b) a new Advisory Agreement between each Subsidiary of the Company and such Investment Company (to the extent the existing Advisory Agreement will terminate as a result of the Merger), in each case (x) to be in effect with each Subsidiary of the Company as of, and subject to, the Closing, and (y) on terms no less favorable to such Subsidiary than the terms of such existing Advisory Agreement with such Investment Company. The manner of consent and approval solicited with respect to each such Investment Company that is not a Registered Investment Company shall be reasonably acceptable to Parent, and all solicitation and related materials distributed in connection with the consents and approvals described in this paragraph shall be in form and substance reasonably acceptable to Parent and Parent shall be provided a reasonable opportunity to review all such solicitation and related materials prior to distribution and to have its reasonable comments reflected therein.

(v) With respect to each of the foregoing Clients where the relationship between a Subsidiary of the Company and the ultimate underlying Client is through a financial intermediary (e.g., a “wrap” sponsor or managed account program sponsor) (each, a “Program Sponsor”), the Company shall, or shall cause such Subsidiary to, send a separate written notice to each Program Sponsor informing such Program Sponsor of the Merger and (A) requesting written consent to the assignment or deemed assignment of such Program Sponsor’s master agreement (the “Master Agreement”) with each Subsidiary of the Company resulting from the Merger (where such Master Agreement may by its terms and under applicable Law remain in effect following consummation of the Merger with such consent of the Program Sponsor), or (B) requesting such Program Sponsor to enter into a new Master Agreement with each Subsidiary of the Company (where the existing Master Agreement will terminate as a result of the Merger by its terms or under applicable Law) to be in effect with each such Subsidiary as of, and subject to, the Closing on terms substantially identical (and identical with respect to fee rates) to the terms of each Subsidiary’s existing Master Agreement with such Program Sponsor. All notices and related materials distributed to Program Sponsors shall be in form and substance reasonably acceptable to Parent, and Parent shall be provided a reasonable opportunity to review all such notices prior to distribution and to have its reasonable comments reflected therein. The Company shall make available to Parent copies of all substantive correspondence between it or any of its Subsidiaries and Program Sponsors (or their representatives or counsel) relating to the consent solicitation provided for in this Section 7.4(f).

(vi) With respect to all other Clients not addressed by the foregoing paragraphs of this Section 7.4(f), as promptly as practicable following the date hereof, Parent shall request the consent of such Clients pursuant to the Client Consent Request Process.

7.5. Employee Benefit Matters.

(a) During the one year period commencing on the Effective Time, Parent shall cause the Surviving Corporation to provide to employees of the Company and any of its Subsidiaries who remain employees of the Surviving Corporation or any of its Subsidiaries after the Effective Time (“Company Employees”) employee benefits (other than equity based incentive compensation plans) that are substantially comparable in the aggregate to the employee benefits (other than equity based or other incentive compensation plans) being provided to the Company Employees immediately prior to the Effective Time under the Company Benefit Plans. During the one year period commencing on the Effective Time, Parent shall cause the Surviving Corporation to provide to Company Employees annual salaries that are not substantially less than the annual salaries provided to Company Employees immediately prior to the Effective Time.

(b) For purposes of eligibility, vesting, accrual and level of benefits under any employee benefit plans of Parent or any of its Subsidiaries (other than the Company or any of its Subsidiaries) (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company, the Company’s Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan; provided, however, that no such service credit shall result in any duplication of benefits with respect to any service period. With respect to any New Plan which is a group health plan, Parent and its Subsidiaries shall use reasonable best efforts to cause such plan to provide credit for any co-payments or deductibles and maximum out-of-pocket payments made by the Company Employees under any comparable Company Benefit Plan during the year in which Closing occurs and waive all pre-existing condition exclusions. In addition, and without limiting the generality of the foregoing, each Company Employee shall be immediately eligible to participate in the New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement.

(c) Nothing contained in this Agreement shall (i) amend, or be deemed to be an amendment, modification to, or creation of, any Company Benefit Plan by Parent or the Surviving Corporation, (ii) be deemed to be an assumption by Parent of any Company Benefit Plan, (iii) provide any Person not a party to this Agreement with any right, benefit or remedy with regard to (A) any Company Benefit Plan, (B) employment or continued employment or provision of services for any specified period, or (C) except as expressly provided in Section 10.1, the enforcement of any provision of this Agreement as a third party beneficiary or otherwise or (iv) except as expressly provided in this Section 7.5, limit in any way the ability of Parent or the Surviving Corporation to amend, terminate or modify any Company Benefit Plan (subject to the terms of the applicable Company Benefit Plan as in effect on the date hereof) or any New Plans, at any time, in accordance with its terms.

7.6. Indemnification, Exculpation and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current directors and officers of the Company or its Subsidiaries as provided in their respective articles of association, certificates of incorporation or by-laws (or comparable organization documents) or in any written indemnification agreement in effect as of the date hereof shall survive the Merger and shall continue in full force and effect. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, solely to the extent required by (i) the Organizational Documents as in effect on the date of this Agreement and (ii) any indemnification agreements of the Company or its Subsidiaries in effect on the date of this Agreement and true, correct and complete copies of which have been provided to Parent as of the date hereof.

(b) Without limiting the provisions of Section 7.6(a), during the period ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall: (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or Affiliates; or (B) the Merger, this Agreement and any transactions contemplated hereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified; provided, however, that the Surviving Corporation will not be liable for any settlement effected without Parent’s or the Surviving Corporation’s prior written consent; and provided further, however, that neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification has been sought under this Section 7.6(b) unless such settlement, compromise, consent or termination includes an unconditional release of the applicable Indemnitee from all liability arising out of such claim, action, suit, proceeding or investigation, or such Indemnitee otherwise consents in writing to such settlement, compromise, consent or termination.

(c) Prior to the Effective Time, the Company shall use its reasonable best efforts to (and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain a six-year pre-paid “tail policy” from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance covering acts or omissions at or prior to the Effective Time with respect to those persons who are currently covered by the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Policy”) with such coverage levels no less favorable to such indemnified persons than those of the Current D&O Policy; provided, that (i) such “tail” insurance policies shall not require the payment of an aggregate annual premium in excess of two hundred percent (200%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the Current D&O Policy (and if the annual premium of such insurance coverage exceeds such amount, the Company, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount) and (ii) prior to the Closing, the Company shall not enter into any Contract for a “tail” policy without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. If the Company and/or the Surviving Corporation shall for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the Current D&O Policy with coverage levels not materially less favorable to such indemnified persons than that provided as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable policies of directors’ and officers’ liability insurance for such six (6)-year period with coverage levels not materially less favorable as provided under the Current D&O Policy as of the date hereof; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such policies of directors’ and officers’ liability insurance in excess of two hundred percent (200%) of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the Current D&O Policy (and if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount).

(d) The Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6. The provisions of this Section 7.6 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives.

(e) In the event that the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 7.6.

7.7. Public Announcements.

Each of the Company, Merger Sub and Parent will not make, or permit any of its Affiliates to make, any public release or announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or exchange listing requirements to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to consult with the other party, and allow each other party reasonable time to comment on such release or announcement in advance of such issuance.

7.8. Further Assurances.

At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take any other actions and do any other things, in the name and on behalf of the Company, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Notwithstanding the generality of the foregoing, the Company will use commercially reasonable efforts to cooperate with Parent to permit the hedge described on Section 7.8 of the Parent Disclosure Letter to be transferred and assigned to, and assumed by, the Company immediately prior to the Closing.

7.9. Financing.

(a) Parent shall use its reasonable best efforts to and shall cause its Affiliates to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms and conditions described in the Financing Commitments (or on terms no less favorable to Parent and Merger Sub), including using reasonable best efforts to (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments; (ii) enforce its rights to cause the Lenders and the other Persons providing such Financing to fund the Financing required to consummate the Merger at or prior to the Closing (it being understood that nothing herein shall require Parent to commence any litigation or arbitration against any such Lenders or other Persons providing such Debt Financing or the Receivables Purchaser in order to cause the Debt Financing to be funded or the Receivables Sale Transaction to be consummated); and (iii) consummate the Financing no later than the Closing; provided that Parent may agree to or permit any amendment, modification or waiver of the Financing Commitments that would not, or would not reasonably be expected to (1) materially adversely impact (x) the ability of Parent to timely consummate the transactions contemplated by this Agreement or (y) the likelihood of consummation of the transactions contemplated by this Agreement or (2) expand upon the conditions precedent to the Financing as set forth in the Financing Commitments; provided further that Parent shall promptly deliver to the Company copies of any such amendment, modification or waiver following the execution of the same. In the event that any portion of the Financing becomes unavailable in the manner or from the sources contemplated in the Financing Commitments or the Financing Commitments shall be terminated, (A) Parent shall promptly notify the Company and (B) Parent shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources in an amount sufficient to consummate the Merger and the other transactions contemplated by this Agreement (“Alternative Debt Financing”), on terms that are not materially less favorable from the standpoint of Parent and Merger Sub than the terms and conditions set forth in the Financing Commitments, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 7.9(a) being referred to as the “Financing Agreements”). Parent shall furnish complete, correct and executed copies of the Financing Agreements to the Company promptly after execution thereof. Parent and Merger Sub shall, and shall cause their Representatives to, use reasonable best efforts to comply with the terms, and satisfy on a timely basis the conditions, in each case those that are within their control, of the Financing Commitments, any Alternative Debt Financing, the Financing Agreements and any related fee and engagement letters. Parent shall (x) keep the Company informed of the status of its efforts to arrange the Financing (or any replacement thereof) and (y) give the Company prompt notice (1) of any breach by Parent or any breach by any other party thereto of which Parent or Merger Sub becomes aware of any of the Financing Commitments, any alternative financing commitments, or the Financing Agreements, or any termination thereof or (2) if, for any reason, Parent no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Financing Commitments or Financing Agreements on the terms described therein. Parent shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, with the intent to impair or delay or prevent consummation of the Financing contemplated by the Financing Commitments or any Alternative Debt Financing.

(b) The Company shall and shall cause its Subsidiaries to assist with, and cooperate in connection with, the arrangement of the Financing as may be reasonably requested by Parent or Merger Sub on its own behalf or on behalf of the Financing Sources. Such cooperation by the Company shall include, but is not limited to, at the reasonable request of Parent (i) entering into the Financing Agreements (including causing SPEADV to enter into a purchase agreement and an assignment and assumption agreement on the terms set forth in the Receivables Commitment Letter, in each case duly approved, executed and delivered and enforceable against SPEADV) and such other agreements as may be reasonably requested, and to use reasonable best efforts to deliver such officer’s certificates and other documents, as are customary in financings of such type and as are, in the good faith determination of the Persons executing such officer’s certificates and other documents, accurate, and agreeing to pledge, grant and perfect security interests in, and otherwise grant liens on, the assets of the Company and its Subsidiaries pursuant to such agreements as may be reasonably requested, provided that no obligation of the Company under any such agreement, pledge or grant shall be effective until the Effective Time and (ii) providing to the lenders specified in the Financing Commitments (or any Alternative Debt Financing), including the Receivables Purchaser, financial and other information in the Company’s possession with respect to the Merger reasonably requested by such lenders, making the Company’s senior officers reasonably available, on reasonable advance notice, to assist the lenders specified in the Financing Commitments (or any Alternative Debt Financing), including the Receivables Purchaser, and otherwise reasonably cooperating in connection with the consummation of the Financing, including (A) using reasonable best efforts to obtain legal opinions, customary landlord lien and access waivers and deposit and investment account control agreements and other definitive documentation in connection with the Debt Financing, (B) assisting Parent and the Financing Sources in the preparation of appropriate and customary information memoranda (including providing customary authorization letters, containing a customary representation and warranty on no misleading information and authorizing distribution of information to prospective lenders including diligence materials) and similar documents in connection with the Debt Financing, (C) authorizing any existing lenders or agent for such lenders to disclose any information with respect to the Company and its subsidiaries to Parent and Merger Sub (including, but not limited to, any field examinations, appraisals, and legal documents) which authorization shall be on terms and conditions reasonably satisfactory to the Company, (D) providing all financial statement and other information that are required in connection with the Debt Financing (including the timely delivery of the financial information required to be delivered under the Debt Financing Commitment or pursuant to any Alternative Debt Financing) and the Receivables Sale Transaction, (E) senior management and

Representatives of the Company participating with reasonable advance notice in meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing), lender and other presentations, road shows, other marketing efforts, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (F) participation by senior management and Representatives of the Company in the negotiation of the Financing Agreements relating to the Debt Financing and the Receivables Purchase Agreements, (G) using its reasonable best efforts to take such actions as are reasonably requested by Parent or the Financing Sources, as applicable, to facilitate the satisfaction on a timely basis of any and all conditions precedent set forth in the Debt Commitment Letters and the Financing Agreements relating to the Debt Financing or the Receivables Commitment Letter and the Receivables Purchase Agreements, as applicable, (H) using reasonable best efforts to deliver Parent, Merger Sub and the Financing Sources, as applicable, as promptly as practicable after Parent’s or Merger Sub’s reasonable request therefor, other reasonably requested information with respect to the business, operations, financial condition, projections and prospects of the Company as is customarily provided by a borrower in a secured financing transaction or receivables sale transaction, as applicable, and is available to the Company on a commercially reasonable basis, (I) providing all documentation and other information about the Company as is reasonably requested in writing by the Financing Sources with respect to applicable “know your customer” and anti-money laundering rules and regulations including without limitation under the USA PATRIOT ACT, as amended, (J) arranging for the repayment on the Closing Date of all of the Company’s existing secured bank facilities by using reasonable best efforts to provide to Parent customary pay-off letters, lien terminations and related ancillary agreements, as is necessary and customary in connection with a financing substantially similar to the Financing, (K) using reasonable best efforts to ensure that any syndication efforts in connection with the Debt Financing benefit from the Company’s existing lending and investment banking relationships, (L) using reasonable best efforts to ensure that there are no competing issues of debt securities or commercial bank or other credit facilities or other financing of the Company being offered, placed or arranged at or prior to the Closing Date (other than the Debt Financing), obtain such consents, approvals and authorizations which may be reasonably requested by Parent and Merger Sub in connection with the Debt Financing and collateral arrangements in connection therewith, (M) causing SPEADV to designate Merger Sub as the payee of the Purchase Price (as defined in the Receivables Commitment Letter) payable by the Receivables Purchaser in connection with the closing of the Receivables Sale Transaction, (N) subject to the terms and conditions of any applicable Contract, upon the reasonable request of Parent, consenting to the use of any of its or its Subsidiaries’ logos in connection with the Debt Financing in a manner that is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or its or their marks and (O) causing SPEADV to deliver the Notice (as defined in the Receivables Commitment Letter) to the EADV Partnership at least 30 days prior to the Closing Date. All non-public or otherwise confidential information regarding the Company and its Subsidiaries obtained by Parent, Merger Sub or their respective Representatives pursuant to this Section 7.9 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub, and the arrangers under the Financing Commitments, shall be permitted to disclose such information to their Representatives or potential syndicate members (including customary “click-through” confidentiality undertakings on IntraLinks, R.R. Donnelley Venue, SyndTrak and similar electronic data sites) during syndication, subject to customary confidentiality undertakings by such potential syndicate members. Parent (x) shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with such cooperation and (y) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing (or any replacements thereof) prior to the Effective Time.

7.10. Section 16(b).

Parent and the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 under the Exchange Act, to the extent an exemption is available under applicable Law.

7.11. Key Man Insurance.

None of the Company or any of its Subsidiaries shall, without the prior written consent of Parent, take, agree to take or fail to take any action with the intent to cause the cancellation of or result in the failure of the insurance policies identified in Section 7.11 of the Company Disclosure Letter to be in full force and effect on the Closing Date.

7.12. Shareholder Litigation.

In the event that any shareholder litigation is brought or, to the Knowledge of the Company, threatened against the Company and/or the members of the Board of Directors prior to the Effective Time, the Company shall not settle such litigation without the written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall promptly notify Parent of such shareholder litigation brought, or threatened, against the Company and/or the members of the Board of Directors and keep Parent reasonably informed on a reasonably prompt basis with respect to the status thereof.

ARTICLE VIII

CONDITIONS

8.1. Conditions to the Obligation of Each Party.

The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the satisfaction or waiver of the following conditions at or prior to the Effective Time:

(a) the Company Shareholder Approval shall have been obtained;

(b) no Governmental Entity having jurisdiction over any party hereto shall have issued any decree, ruling, injunction or other order (whether temporary, preliminary or permanent) that is still in effect prohibiting, restraining or enjoining the consummation of the Merger and the other transactions provided for in this Agreement and no Law shall have been adopted or enacted by a Governmental Entity having jurisdiction over any Party hereto that is still in effect that makes consummation of the Merger illegal or otherwise prohibited;

(c) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired; and

(d) the waiting period applicable to the Merger under NASD Rule 1017(c)(1) shall have expired without FINRA placing any interim restrictions on any Subsidiary of the Company that is a FINRA member based on the standards in NASD Rule 1014.

8.2. Conditions to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) (i) the representations and warranties of the Company contained in Section 4.2, Section 4.3(a), Section 4.3(b) and Section 4.4 shall be true and correct at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date) except in respect of Section 4.3(a) and Section 4.3(b), inaccuracies that would result in the payment of an additional $750,000 or less pursuant to Section 1.4(a) and Section 2.8, in the aggregate, and (ii) except as provided in Section 8.2(h), all other representations and warranties of the Company contained in Article IV shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of any such representation or warranty to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c) the Company shall have delivered customary documents from each debt payoff recipient set forth on Section 8.2(c) of the Company Disclosure Letter, including a payoff letter (each a “Debt Payoff Letter”), evidencing the repayment in full of all Indebtedness owing to each such debt payoff recipient (and the termination of all agreements, commitments and instruments and the irrevocable release of all Liens in connection therewith);

(d) since the date of this Agreement, there shall not have been any Company Material Adverse Effect, or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(e) the Company shall have delivered to Parent and Merger Sub a certificate, signed by its chief executive officer or another senior officer on behalf of the Company, to the effect that the conditions contained in Sections 8.2(a), 8.2(b) and 8.2(d) have been satisfied in all respects;

(f) the Closing Date AUM shall not be less than 85% of the Base Date AUM;

(g) the Executive Employment Agreement shall be in full force and effect at the Effective Time and on the Closing Date the Executive shall be alive and employed by the Company or a Subsidiary of the Company, and shall not have been incapacitated in such a manner as would, or would reasonably be expected to, prevent or materially impair the Executive’s ability to perform his material duties on behalf of the Company and its Subsidiaries; and

(h) the representations and warranties of the Company contained in Section 4.25(d) shall be true and correct at and as of the Closing Date as if made on the Closing Date except for inaccuracies that do not, individually or in the aggregate, cause the failure of the condition set forth in clause (iv) of the “Conditions to Closing” set forth on Exhibit A of the Receivables Commitment Letter (it being understood that no such failure shall be deemed to have occurred if any of (i) such condition or inaccuracies are waived by the Receivables Purchaser, (ii) the Receivables Commitment Letter is terminated and Parent enters into a Financing Agreement with respect to any Alternative Debt Financing as contemplated by Section 7.9 that does not contain such condition or (iii) the Receivables Commitment Letter is terminated and Parent enters into a Financing Agreement with respect to any Alternative Debt Financing as contemplated by Section 7.9 that does contain such condition, but such condition or inaccuracies are waived by the Financing Source providing such Alternative Debt Financing).

8.3. Conditions to Obligations of the Company.

The obligations of the Company to effect the Merger are further subject to satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) (i) the representations and warranties of Parent and Merger Sub contained in Sections 5.1 and 5.2 shall be true and correct at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), and (ii) all of the other representations and warranties of Parent and Merger Sub contained in Article V shall be true and correct (disregarding all qualifications or limitations as to “materiality” or words of similar import) at and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties are made as of a specific date, in which case such representations and warranties shall be true and correct as of such date), except where the failure of any such representation or warranty to be true has not, and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement;

(b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

(c) Parent shall have delivered to the Company a certificate, signed by its chief executive officer or another of its senior officers, to the effect that the conditions contained in Section 8.3(a) and (b) have been satisfied in all respects.

8.4. Frustration of Closing Conditions.

None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 8.2 or 8.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 7.4.

ARTICLE IX

TERMINATION

9.1. Termination.

This Agreement may be terminated and the Merger may be abandoned, as follows:

(a) at any time prior to the Effective Time, by mutual written consent of Parent and the Company;

(b) at any time prior to the Effective Time, by either the Company or Parent if the Closing of the Merger shall not have occurred on or before October 13, 2012 (the “Termination Date”);

(c) at any time prior to the Effective Time, by either the Company or Parent if any Governmental Entity having jurisdiction over any party hereto shall have issued an Order that permanently enjoins or otherwise permanently prohibits the transactions contemplated by this Agreement, and such Order is or shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose failure to comply with Section 7.4 has caused or resulted in such action or inaction;

(d) at any time prior to the Effective Time, by either the Company or Parent if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote of the holders of the Company Capital Stock at the Company Shareholders Meeting or, if the Company Shareholders Meeting is adjourned or postponed, at the final such adjournment or postponement of the Company Shareholders Meeting;

(e) at any time prior to the Effective Time, by the Company, if Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.3(a) or (b) and (B) has not been or is incapable of being cured by Parent within thirty (30) calendar days after Parent’s receipt of written notice thereof from the Company;

(f) at any time prior to the Effective Time, by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or (b) and (B) has not been or is incapable of being cured by the Company within thirty (30) calendar days after the Company’s receipt of written notice thereof from Parent;

(g) at any time prior to obtaining the Company Shareholder Approval, by the Company if the Company’s Board of Directors has determined to enter into a definitive agreement with respect to a Superior Proposal pursuant to and in accordance with the terms and conditions of Section 7.3(d); provided that, the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(g) unless (i) the Company has complied in all material respects with the requirements of Section 7.3 and (ii) on the date of such termination, the Company pays the fee contemplated by Section 9.4(b);

(h) at any time prior to the Effective Time, by the Company if (A) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time), (B) the Company has given Parent written notice of the commencement of the three (3) Business Day period contemplated by Section 1.2 and that it is prepared to consummate the transactions contemplated by this Agreement, (C) Parent or Merger Sub fails to complete the Closing by the end of such three (3) Business Day period pursuant to Section 1.2 and (D) the Company has confirmed in writing to Parent that all conditions set forth in Section 8.3 have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 8.3 for purposes of consummating the Merger); and

(i) at any time prior to obtaining the Company Shareholder Approval, by Parent if the Board of Directors of the Company has effected a Change of Recommendation; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(i) must be exercised by Parent within ten (10) Business Days following the Change of Recommendation.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under Section 9.1(b), Section 9.1(e) or Section 9.1(f) shall not be available to any party (a) that is in material breach of its obligations hereunder or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.

9.2. Procedure for Termination.

In order to effect a termination of this Agreement pursuant to Section 9.1, Parent or the Company, as the case may be, shall give written notice of such termination to the other in accordance with this Agreement, which written notice shall specify the provision or provisions hereof pursuant to which such termination is being effected.

9.3. Effect of Termination.

(a) Any termination of this Agreement by Parent pursuant to this Article IX shall also constitute an effective termination by Merger Sub.

(b) If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or any shareholder, director, officer, employee, agent, consultant or Representative of such party) or any Financing Source, except (i) as set forth in Section 9.4, (ii) that the agreements contained in Section 7.7, this Section 9.3 and Article X and the Confidentiality Agreement (in accordance with its terms) shall survive the termination hereof, (iii) that no such termination shall relieve any party or any Financing Source of any liability or damages incurred or suffered as a result of fraud by such party or Financing Source, as applicable, which, in the case of fraud against the Company, a permissible measure of damages is damages based on the consideration that would have otherwise been payable to holders of Company Capital Stock under this Agreement; provided, however, that if within twelve (12) months following the date of such termination, the Company or any of its Subsidiaries enters into an agreement with respect to, or consummates the transactions contemplated by, a Competing Proposal, such permissible measure of damages will be based only on the difference between the consideration that would have otherwise been payable to holders of Company Capital Stock under this Agreement and the consideration paid or to be paid to holders of Company Capital Stock upon the consummation of the transaction contemplated by the Competing Proposal; provided further, however, that for purposes of this Section 9.3, each reference to “twenty-five percent (25%)” in the definition of Competing Proposal shall be deemed a reference to “more than fifty percent (50%).”

9.4. Fees and Expenses.

(a) Except as otherwise set forth herein, including in Section 7.9, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses. As used in this Agreement, “Expenses” means the reasonable and documented out-of-pocket fees and expenses of the party’s independent advisors, counsel and accountants, incurred by the party or on its behalf in connection with this Agreement and the transactions contemplated hereby, and the reasonable and documented out-of- pocket expenses of the preparation, printing, filing and mailing of the Proxy Statement and Schedule 13E-3 and the solicitation of shareholder approvals related to the transactions contemplated hereby.

(b) If this Agreement is terminated (i) by either the Company or Parent pursuant to Section 9.1(b) or (d) or by Parent pursuant to Section 9.1(f), and, prior to the Company Shareholders Meeting, a Competing Proposal has been publicly proposed or publicly disclosed, and not publicly withdrawn at the time of the Company Shareholders Meeting, (ii) by the Company pursuant to Section 9.1(g), or (iii) by Parent pursuant to Section 9.1(i), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination (and in the case of Section 9.1(g), on the date of such termination), pay to Parent or its designee as liquidated damages and not as a penalty by wire transfer of same day funds a fee equal to the Termination Fee (as defined below); provided, however, that no Termination Fee will be payable by the Company if Parent or the Company terminates this Agreement pursuant to clause (i) above unless and until within twelve (12) months following the date of such termination, the Company or any of its Subsidiaries enters into a definitive agreement relating to a Competing Proposal or consummates the transactions contemplated by a Competing Proposal (whether or not such Competing Proposal was received, originally announced or made known subsequent to the execution of this Agreement), in which case the Company shall pay the Termination Fee to Parent or its designee as liquidated damages and not as a penalty in immediately available funds at the closing (and as a condition of closing) of the transactions contemplated by the Competing Proposal; provided, however, that for purposes of this Section 9.4(b), each reference to “twenty five percent (25%)” in the definition of Competing Proposal shall be deemed to be a reference to “more than fifty percent (50%)”. “Termination Fee” means $8,000,000 in cash, except in the event that this Agreement is terminated pursuant to Section 9.1(g) on or prior to 11:59 p.m. Central time on the Cut-Off Date in order to enter into a definitive agreement with a Go-Shop Party with respect to a Superior Proposal, in which case the Termination Fee shall mean $4,000,000 in cash.

(c) If this Agreement is terminated (i) by the Company or Parent pursuant to Section 9.1(d), (ii) by Parent pursuant to Section 9.1(b) and, as of the date of such termination, the condition in Section 8.2(d) has not been satisfied, (iii) by Parent pursuant to Section 9.1(f) or Section 9.1(i), or (iv) by the Company pursuant to Section 9.1(g), then the Company shall pay, or cause to be paid, to Parent or its designee by wire transfer of immediately available funds within two (2) Business Days following such termination the reasonable and documented out-of-pocket expenses incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement (including the Financing) in an amount not to exceed $2,000,000, except in the event this Agreement is terminated pursuant to Section 9.1(g) on or prior to 11:59 p.m. Central time on the Cut-Off Date in order to enter into a definitive agreement with a Go-Shop Party with respect to a Superior Proposal, in which case the reimbursement obligation will be in an amount not to exceed $1,000,000 (the “Parent Expenses”).

(d) If this Agreement is terminated by the Company pursuant to Section 9.1(e) or Section 9.1(h), Parent shall promptly pay (but in no event later than two (2) Business Days after the date of such termination) to the Company as liquidated damages and not as a penalty by wire transfer of immediately available funds a fee equal to $16,000,000 in cash (the “Parent Termination Fee”).

(e) Each of the Company, Parent and Merger Sub acknowledges and agrees that the agreements contained in this Section 9.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 9.4, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made pursuant to this Agreement. In the event that the Company shall fail to pay the Termination Fee or Parent Expenses when due or Parent shall fail to pay the Parent

Termination Fee when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts.

(f) Each of the parties hereto further acknowledges that neither the payment of the amounts by the Company nor the payment of the amounts by Parent specified in this Section 9.4 is a penalty, but in each case is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub or the Company, as the case may be, in the circumstances in which such fees are payable. Notwithstanding anything to the contrary in this Agreement other than the reimbursement obligations of Parent set forth in Section 7.9, the parties agree that the monetary remedies set forth in this Section 9.4 and the specific performance remedies set forth in Section 10.16 shall be the sole and exclusive remedies of (A) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, employees, Representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud, and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, employees, Representatives, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; and (B) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future shareholders, managers, employees, representatives, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud, and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future shareholders, managers, employees, Representatives, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(g) In no event shall Parent be entitled to receive more than one payment of the Termination Fee or Parent Expenses. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee.

(h) Notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against the Receivables Purchaser, any Lender, any other lender participating in the Debt Financing, any of their respective successors and assigns or any Affiliate thereof, solely in their respective capacities as purchaser, lenders or agents in connection with this Agreement or the Financing, whether at law or in equity, in contract, in tort or otherwise, except in the case of fraud by such Person.

ARTICLE X

GENERAL PROVISIONS

10.1. Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 7.6 which shall inure to the benefit of each Indemnitee, and (b) at the Effective Time, the rights of the holders of shares of Company Capital Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and the rights of the holders of Company Stock Options, Company Restricted Stock Units, Company Performance Awards and Restricted Shares to receive the payments contemplated by the applicable provisions of Section 2.8 in accordance with the terms and conditions of this Agreement, and (c) each of the Financing Sources who shall be third party beneficiaries of Sections 9.4(d), 9.4(h), 10.1, 10.6, 10.7, 10.13 and 10.17 and shall be entitled to rely on and enforce such Sections. Except as set forth in this Section 10.1, nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.2. Entire Agreement.

This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Rollover Contribution Agreements, the Voting Agreements, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede any prior understandings, agreements, or representations by or among the parties, written or oral, with respect to the subject matter hereof and thereof.

10.3. Succession and Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent and Merger Sub may assign any or all of its respective rights, interests or obligations hereunder to one or more of its Affiliates without the consent of the Company, provided, that no such assignment shall relieve Parent or Merger Sub, as the case may be, from any of its obligations hereunder.

10.4. Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

10.5. Headings.

The section headings contained in this Agreement are inserted for convenience only and shall not be deemed to limit or otherwise affect in any way the meaning or interpretation of this Agreement.

10.6. Governing Law.

This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, and any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law thereof, except to the extent that the provisions of the TBOC are applicable, in which case the TBOC shall apply.

10.7. Submission to Jurisdiction; Waivers.

Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto agrees that mailing of process or other papers in connection with any such actions or proceeding in the manner provided in Section 10.12 or such other manner as may be permitted by applicable Law, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts (provided that the judgment of any such court may be enforced by any court of competent jurisdiction) and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 10.7; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything to the contrary in this Agreement, no party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, anywhere other than in the Supreme Court of the State of New York, County of New York (and the appellate courts thereof), or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).

10.8. Severability.

Any term or provision of this Agreement that is invalid, illegal or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

10.9. Construction.

The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to “Article” or “Section” used in this Agreement shall mean a reference to the respective Article or Section of this Agreement unless expressly stated otherwise.

10.10. Non-Survival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein or therein that by their express terms apply or are to be performed in whole or in part after the Effective Time including, for the avoidance of doubt, the covenants contained in Section 7.6.

10.11. Certain Definitions.

For purposes of this Agreement, the following terms have the meanings indicated:

“Accounting Policies” means GAAP, applied on a basis consistent with the manner in which it was applied to the audited consolidated financial statements of the Company.

“Advisory Agreement” shall mean any Contract, including, without limitation, any investment advisory, management and investment management agreement (whether written or oral), entered into by the Company or any of its Subsidiaries for the purpose of providing management, investment advisory or Investment Management Services, including any sub-advisory services, to a Person.

“Affiliate” has the same meaning as set forth in Rule l2b-2 promulgated under the Exchange Act.

“Business Day” means any day (other than a Saturday or Sunday) on which banks are not required or authorized to close in the New York City.

“Client” shall mean any Person who is (i) party to Advisory Agreement pursuant to which the Company or any of its Subsidiaries provides management, investment management or investment advisory services, including any sub-advisory services, to such Person, or (ii) an investor in a Proprietary Fund.

“Closing Date AUM” shall mean the assets under management in the accounts of all Clients managed by EFS in respect of which the approvals and consents (including negative consents) contemplated by Section 7.4(f) shall have been received and not withdrawn as of the Closing Measurement Date, valued as of the Base Date (or, in the case of an Advisory Agreement entered into following the Base Date, the date of such Advisory Agreement) and calculated in accordance with the terms of the applicable Advisory Agreement, as adjusted to include net cash flows (subscriptions, additions or contributions, withdrawals or redemptions and reinvestments, new accounts and terminated accounts) from and after the Base Date (or, in the case of an Advisory Agreement entered into after the Base Date, the date of such Advisory Agreement) to and including the Closing Measurement Date; provided that (x) such subscriptions, additions and contributions shall be taken into account only to the extent actually funded on or prior to the Closing Measurement Date, (y) such redemptions, withdrawals and terminations shall be taken into account only to the extent they occur prior to the Closing Measurement Date, or the Company or any of its Subsidiaries has received written notice prior to the Closing Measurement Date communicating an intention to effect such withdrawal, redemption or termination (unless such notice has been revoked prior to the Closing Measurement Date), and (z) in respect of each addition, contribution, withdrawal, redemption, or subscription, each relevant asset shall, where such a value can be derived, be deemed to have been made at the value such asset held at the Base Date or, where no such value can be derived, at the value on the date on which such addition, contribution, withdrawal or redemption is made or account opened or terminated. For the avoidance of doubt, the calculation of Closing Date AUM pursuant to the immediately preceding sentence is intended to exclude any increase or decrease in assets under management resulting from market appreciation or depreciation from and after the Base Date (or, in the case of an Advisory Agreement entered into following the Base Date, the date of such Advisory Agreement).

“Closing Measurement Date” shall mean the date that is five (5) Business Days prior to the Closing Date.

“Company Material Adverse Effect” means any fact, circumstance, event, change, effect, violation or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, violations or occurrences, (a) has a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) would prevent the Company from consummating or materially delay the Company from consummating the Merger or any of the other transactions provided for in this Agreement or materially adversely affects the Company’s ability to perform its obligations under this Agreement; provided, however, that in the case of clause (a) only, none of the following, and no effect arising out of or resulting from the following, shall be deemed to be a Company Material Adverse Effect: (i) changes in general economic, financial market or geopolitical conditions, (ii) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (iii) the announcement of this Agreement and the transactions contemplated hereby, (iv) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof after the date hereof, (v) any outbreak or escalation of hostilities or war or any act of terrorism, or (vi) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), except in the case of clauses (i), (ii), (iv) and (v), where such effect has a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the principal industries in which the Company and its Subsidiaries operates.

“Company Stock Plan” means the Company’s Long-Term Incentive Plan, as amended and restated as of May 27, 2010, and any sub-plans adopted pursuant to such plan.

“EADV Interests” means all right, title and interest, and liabilities and obligations of SPEADV in and to the EADV Retirement Agreement and all obligations of SPEADV under the EADV Retirement Agreement, which was assigned to SPEADV pursuant to the Assignment and Assumption Agreement, dated as of May 1, 2009, between Sanders Morris Harris Group Inc., as Assignor, and SPEADV, as Assignee.

“EADV Partnership” means the Partnership as such term is defined in the EADV Retirement Agreement.

“EADV Partnership Agreement” means the Limited Partnership Agreement of Endowment Advisers, L.P., dated August 29, 2008, by and among Sanders Morris Harris Group, Inc., Endowment Advisers, L.P., the Endowment Fun GP, L.P. and the Endowment Fund Management, LLC, and their respective partners and members, as amended.

“EADV Retirement Agreement” means that certain Agreement to Retire Partnership Interest and Second Amendment to the Limited Partnership Agreement of Endowment Advisers, L.P., dated August 29, 2008, by and among Sanders Morris Harris Group, Inc., Endowment Advisers, L.P., the Endowment Fund GP, L.P. and The Endowment Fund Management, LLC, and their respective partners and members.

“EFC LLC” means The Edelman Financial Center, LLC, a Subsidiary of the Company.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Executive” means Fredric M. Edelman.

“Financing Sources” means (i) the Lenders, the Receivables Purchaser and any other lenders participating in the Debt Financing, the Receivables Sale Transaction or any Alternative Debt Financing and each of their successors and assigns and (ii) to the extent applicable, the Guarantors and any other equity financing sources and equity investors, and (iii) in the case of clauses (i) and (ii), their respective former, current or future general or limited partners, stockholders, managers, members, directors, attorneys, officers, employees, advisors, accountants, consultants, agents, Representatives or Affiliates.

“Governmental Entity” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, (ii) any self-regulatory organization (including any stock exchange) or (iii) any political subdivision of any of the foregoing.

“Indebtedness” means, with respect to any Person, without duplication, any amount owed for (a) borrowed money, (b) any bonds, debentures, notes or other similar instruments or debt securities, (c) the principal obligations under any leases required to be capitalized under the Accounting Policies, (d) the deferred purchase price of property or services, conditional sales agreements, other title retention agreements or other similar agreements (other than trade payables in the ordinary course of business), (e) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options granted by such Person to acquire such capital stock (in each case excluding any obligations that, if included, would be double-counted in the Merger Consideration calculation), (f) obligations under any interest rate, currency or other hedging or derivative agreements, net of amounts owed to such Person by the counterparty to any particular agreement pursuant to a legal enforceable netting agreement, (g) any liability of such Person in respect of banker’s acceptances or unreimbursed letters of credit or similar facilities (excluding, for the avoidance of doubt, any outstanding but undrawn letters of credit), (h) all interest fees, expenses, penalty payments, premiums, charges, make-whole fees, breakage fees, yield maintenance amounts, change of control payments and similar amounts with respect to any of the indebtedness referred to in clause (a) through (g) above that are payable as a result of the transactions contemplated hereby or the termination and repayment of such indebtedness and (i) guarantees by such Person (contingent or otherwise) of obligations referred to in clauses (a) through (h) above; provided, however, that notwithstanding the foregoing, Indebtedness shall not be deemed to include any intercompany indebtedness.

“Indemnitee” means any individual who, at or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company at the request or for the benefit of the Company as an officer, director or employee of any of the Company’s Subsidiaries or Affiliates or any of their predecessors in all of their capacities (including as shareholder, controlling or otherwise).

“Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”), (v) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), (vi) rights of publicity or privacy, and rights to personal information, and (vii) all applications and registrations for the foregoing.

“Investment Company” shall have the meaning provided in the Investment Company Act, provided that for purposes of this Agreement the term Investment Company shall include Persons that would be an investment company, as defined in that Act, but for the exemption contained in Section 3(c)(1), the final clause of Section 3(c)(3), Section 3(c)(7), or Section 3(c)(11) of the Investment Company Act.

“Investment Management Services” means any services which involve (a) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds) for compensation, (b) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds) for compensation or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act, and performing activities related or incidental.

“Knowledge” of any Person that is not an individual means, with respect to any specific matter, the actual knowledge of such Person’s executive officers.

“Laws” means any federal, state, territory or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity.

“Lien” means liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind.

“Majority of the Minority Approval” means approval by the holders of a majority of the outstanding shares of Company Capital Stock, voting together as a single class, excluding shares of Company Capital Stock owned by the Rollover Investors and all shares of Company Capital Stock owned by Parent, Merger Sub or any of their respective Affiliates (other than the Company and its Subsidiaries), or by any officer of the Company or any of its Subsidiaries who has been designated by the Board of Directors of the Company as an executive officer for purposes of Section 16 of the Exchange Act.

“Order” means any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Entity.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing Indebtedness or liabilities that are described in the Company SEC Reports filed on or after January 1, 2012, (iii) such non-monetary Liens or other imperfections of title, if any, that are not materially adverse to the Company, including, without limitation, (A) easements (whether shown or not shown by the public records), overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) any supplemental Taxes or assessments not shown by the public records and (C) title to any portion of the Leased Real Property lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to the Leased Real Property and improvements located thereon, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys (of which have (together with all title exception documents) been delivered to Parent), (vi) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and similar Liens, incurred in the ordinary course of business which are not delinquent or which are being contested in good faith and for which adequate accruals or reserves have been established, in each case, to the extent required by GAAP; and (vii) Liens arising in connection with Indebtedness of the Company and to be released on or prior to the Closing.

“Person” means an individual, corporation, limited or general partnership, limited liability company, association, trust, joint venture, unincorporated organization, government or political agency or instrumentality or other entity or group (as defined in the Exchange Act).

“Proxy Statement” means a proxy statement relating to the meeting of the shareholders of the Company to be held in connection with the Merger to consider approval of this Agreement and the transactions contemplated hereby.

“PTC GP” means PTC GP Management, LLC.

“PTC GP LLCA” means the Regulations of PTC GP Management, LLC, dated May 2, 2001, by and between, StylesCo, L.P. and Sanders Morris Harris, Inc.

“PTC Interests” means the (i) LP Units (as defined in the PTC Partnership Agreement) of the PTC Partnership owned by the Company and its Subsidiaries, together with all rights and benefits in respect thereof as a limited partner under the PTC Partnership Agreement and (ii) the Units (as defined in the PTC GP LLCA) of the PTC GP owned by the Company and/or its Subsidiaries, together with all rights and benefits in respect thereof as a member under the PTC GP LLCA.

“PTC Management Agreement” means the Management Services Agreement, dated as of February 20, 2003, as amended as of August 31, 2008, by and between PTC–Houston Management, L.P. and The Proton Therapy Center – Houston Ltd., LLP.

“PTC Partnership” means PTC–Houston Management, L.P.

“PTC Partnership Agreement” means the Limited Partnership Agreement of PTC –Houston Management, L.P., dated December 31, 2008, by and among, PTC GP Management, LLC, StylesCo, L.P., Sanders Morris Harris, Inc. and Bruce R. McMaken, as amended.

“Receivables Commitment Letter” means that certain Commitment Letter, dated as of the date hereof, by and between the Receivables Purchaser and Parent.

“Receivables Purchase Agreements” means the Purchase Agreement and the Assignment and Assumption Agreement, as such terms are defined in the Receivables Commitment Letter, to be entered into in connection with the Receivables Sale Transaction.

“Receivables Purchaser” means Fortress Credit Corp., together with its successors and assigns, in its capacity as purchaser of the Assigned Interests (as such term is defined in the Receivables Commitment Letter).

“Receivables Sale Transaction” means the transaction contemplated by the Receivables Commitment Letter.

“Representatives” means, with respect to any Person, its employees, accountants, attorneys, financial advisors and other representatives retained by such Person.

“Rollover Investors” means Fredric M. Edelman, The Edelman Financial Center, Inc., Edward W. Moore, George L. Ball, Don A. Sanders, the 2003 Sanders Children’s Trust, Ben T. Morris and Bruce R. McMaken.

“Special Committee” means a committee of the Board of Directors of the Company formed with the purpose of, among other things, evaluating, and making a recommendation to the full Board of Directors of the Company with respect to, this Agreement and the transactions contemplated hereby, and shall include any successor committee to the Special Committee existing as of the date of this Agreement or any reconstitution thereof.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity or organization, whether incorporated or unincorporated, of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” means any United States federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, escheat, employment, abandoned or unclaimed property, unemployment, disability, payroll, license, employee or other withholding, or other tax, fee, levy, impost or similar charge of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Return” means any return, report, form, declaration, statement, information return or other document, including any schedule or related or supporting information, filed or required to be filed with any Governmental Entity in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any attachments, amendment, or supplements thereto.

10.12. Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or e-mail, or by overnight courier service to the respective parties at the following addresses, or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.12:

If to Parent or Merger Sub:	Summer Holdings II, Inc.
c/o Lee Equity Partners, LLC
650 Madison Avenue
21st Floor
New York, NY 10022
Attn: Mark K. Gormley
Facsimile: (212) 702-3787
E-mail: mgormley@thlcapital.com
Attn: Benjamin Hochberg
Facsimile: (646) 346-1434
E-mail: bhochberg@thlcapital.com

with a copy to:	Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Christopher Ewan
Attn: David N. Shine
Facsimile: (212) 859-4000
E-mail: christopher.ewan@friedfrank.com
E-mail: david.shine@friedfrank.com

If to the Company:	The Edelman Financial Group Inc.
600 Travis, Suite 5800
Houston, Texas 77002
Attn: John T. Unger
Facsimile: (713) 220-5182
E-mail: john.unger@edelmanfinancial.com

with a copy to each of:	Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201-2975
Attn: Alan J. Bogdanow
Stephen M. Gill
Facsimile: (214) 999-7857
Email: abogdanow@velaw.com
sgill@velaw.com

Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002
Attn: Timothy T. Samson
Facsimile: (832) 397-8068
E-mail: timothy.samson@tklaw.com

10.13. Amendments.

This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining the Company Shareholder Approval, but, after any such approval, no amendment shall be made which by Law or in accordance with the applicable NASDAQ rules requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything in this Agreement to the contrary, Sections 9.4(d), 9.4(h), 10.1, 10.6, 10.7, 10.13 and 10.17 hereof (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 9.4(d), 9.4(h), 10.1, 10.6, 10.7, 10.13 and 10.17 hereof) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to any of the Financing Sources providing the Debt Financing without the prior written consent of the lenders under the Debt Commitment Letters.

10.14. Waiver.

At any time prior to the Effective Time, whether before or after the Company Shareholders Meeting, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

10.15. Limitation of Liability.

Parent and Merger Sub acknowledge and agree that each of them has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of the Parent or its Affiliates, any of the respective former, current or future shareholders, managers, employees, Representatives, members, directors, officers, Affiliates or agents of the Company and any of its Subsidiaries (the “Company Parties”), through the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Company Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except in the case of fraud by any of the Company Parties.

10.16. Specific Performance.

The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts contemplated by Section 10.7, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that the Company shall be entitled to specific performance to cause Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter, to cause Parent to effect the Rollover Investment pursuant to the terms and conditions of the Rollover Contribution Agreements and to cause Parent and/or Merger Sub to effect the Closing in accordance with Section 1.2, in each case, only if (a) all conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time that the Company seeks specific performance pursuant to this Section 10.16, capable of being satisfied if the Closing were to occur at such time) or the failure of which to be satisfied is attributable primarily to a breach by Parent or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (b) the Debt Financing or any Alternative Debt Financing has been funded or would be funded at the date the Closing is required to have occurred pursuant to Section 1.2 if the Equity Financing and the Rollover Investment had previously or simultaneously been funded on such date, (c) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (d) the Company has confirmed in writing to Parent that all conditions set forth in Section 8.3 have been satisfied or that it would be willing to waive any unsatisfied conditions in Section 8.3 for purposes of consummating the Merger and (e) such specific performance would result in the consummation of the Merger in accordance with this Agreement substantially contemporaneously with the consummation of the Debt Financing, the Equity Financing and the Rollover Investment.

10.17. WAIVER OF JURY TRIAL.

TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS A PLAINTIFF, DEFENDANT OR OTHERWISE), AGAINST ANY PARTY HERETO OR ANY OF THE FINANCING SOURCES, ANY RIGHT TO TRIAL BY JURY IN ANY ACTION IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF, RELATING TO OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, ISSUE, CLAIM, CAUSE OF ACTION, SUIT, INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF, RELATING TO OR BASED UPON THE DEBT COMMITMENT LETTERS OR THE PERFORMANCE THEREOF). EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.17.

10.18. Company Disclosure Letter.

The inclusion of an item in the Company Disclosure Letter as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably expected to have a Company Material Adverse Effect.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUMMER HOLDINGS II, INC.

By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

SUMMER MERGER SUB, INC.

By:	/s/ Mark K. Gormley
	Name:	Mark K. Gormley
	Title:	President

THE EDELMAN FINANCIAL GROUP INC.

By:	/s/ George L. Ball
	Name:	George L. Ball
	Title:	Co-Chief Executive Officer

INDEX OF DEFINED TERMS

Defined Term	Section
“Acceptable Confidentiality Agreement”	7.3(f)(iii)

“Accounting Policies”	10.11

“Advisers Act”	4.6(c)(i)

“Advisory Agreement”	10.11

“Affiliate”	10.11

“Agreement”	Preamble

“Alternative Debt Financing”	7.9(a)

“Antitrust Law”	7.4(b)

“Base Date”	4.10(a)

“Base Date AUM”	4.10(a)

“Business Day”	10.11

“Certificate”	1.4(c)

“Certificate of Merger”	1.2(b)

“Change of Recommendation”	7.1(c)

“Client”	10.11

“Client Consent Request Process”	7.4(f)(i)

“Closing”	1.2(a)

“Closing Date”	1.2(a)

“Closing Date AUM”	10.11

“Closing Measurement Date”	10.11

“Code”	2.6

“Company”	Preamble

“Company Benefit Plan”	4.18(a)

“Company Capital Stock”	Recitals

“Company Disclosure Letter”	Article IV

“Company Employees”	7.5(a)

Defined Term	Section
“Company Intellectual Property Rights”	4.20(a)

“Company Material Adverse Effect”	10.11

“Company Material Contract”	4.24(a)

“Company Parties”	10.15

“Company Performance Award”	2.8(c)

“Company Permits”	4.6(a)

“Company Preferred Stock”	4.3(a)

“Company Recommendation”	7.1(c)

“Company Regulatory Agreement”	4.12

“Company Restricted Stock Unit”	2.8(b)

“Company SEC Reports”	4.7(a)

“Company Shareholder Approval”	4.33

“Company Shareholders Meeting”	7.1(c)

“Company Stock Option”	2.8(a)

“Company Stock Plan”	10.11

“Competing Proposal”	7.3(f)(i)

“Computer Systems”	4.20(e)

“Confidentiality Agreement”	7.2

“Contingent Worker”	4.18(k)

“Contract”	4.6(b)

“Contract Notice”	7.4(f)(i)

“Copyrights”	10.11 (under “Intellectual Property Rights”)

“Credit Documents”	4.25(d)(v)

“Credit Document Transactions”	4.25(d)(v)

“Current D&O Policy”	7.6(c)

“Cut-Off Date	7.3(c)

“Debt Commitment Letters”	5.7(a)

Defined Term	Section
“Debt Financing”	5.7(a)

“Debt Payoff Letter”	8.2(c)

“Dissenting Shares”	1.6

“DOJ”	7.4(b)

“EADV Agreements”	4.25(a)

“EADV Interests”	10.11

“EADV Partnership”	10.11

“EADV Partnership Agreement”	10.11

“EADV Retirement Agreement”	10.11

“EFC LLC”	10.11

“Effective Time”	1.2(b)

“EFS”	4.10(a)

“EMS”	4.6(b)

“Environmental Law”	4.23

“Equity Commitment Letter”	5.7(a)

“Equity Financing”	5.7(a)

“ERISA”	10.11

“ERISA Affiliate”	4.18(e)

“ERISA Client”	4.10(c)

“Exchange Act”	4.5(b)

“Excluded Shares”	1.4(b)

“Executive”	10.11

“Executive Employment Agreement”	Recitals

“Expenses”	9.4(a)

“Financing”	5.7(a)

“Financing Agreements”	7.9(a)

“Financing Commitments”	5.7(a)

Defined Term	Section
“Financing Sources”	10.11

“FINRA”	4.5(b)

“Foreign Benefit Plan”	4.18(j)

“Foreign Competition Laws”	4.5(b)

“FCPA”	4.30

“FTC”	7.4(b)

“GAAP”	4.7(b)

“Guarantors”	Recitals

“Go-Shop Period End Date”	7.3(a)

“Go-Shop Party”	7.3(a)

“Governmental Entity”	10.11

“HSR Act”	4.5(b)

“Indebtedness”	10.11

“Indemnitee”	10.11

“Intellectual Property Rights”	10.11

“Investment Company”	10.11

“Investment Company Act”	4.5(b)

“Investment Management Services”	10.11

“IRS”	4.18(b)

“Knowledge”	10.11

“Laws”	10.11

“Lease”	4.22(a)

“Leased Real Property”	4.22(a)

“Lenders”	5.7(a)

“Lien”	10.11

“Limited Guarantee”	Recitals

“Majority of the Minority Approval”	10.11

Defined Term	Section
“Master Agreement”	7.4(f)(v)

“Merger”	Recitals

“Merger Consideration”	1.4(a)

“Merger Sub”	Preamble

“Merger Sub Stock”	5.8(a)

“NASDAQ”	4.5(b)

“Negative Consent Notice”	7.4(f)(ii)

“New Plans”	7.5(b)

“Notice of Superior Proposal”	7.3(d)

“Notice Period”	7.3(d)

“Order”	10.11

“Organizational Documents”	4.2

“Parent”	Preamble

“Parent Disclosure Letter”	Article V

“Parent Expenses”	9.4(c)

“Parent Termination Fee”	9.4(d)

“Patents”	10.11 (under “Intellectual Property Rights”)

“Paying Agent”	2.1

“Payment Fund”	2.1

“Permitted Lien”	10.11

“Person”	10.11

“Program Sponsor”	7.4(f)(v)

“Proprietary Funds”	4.8

“Proxy Statement”	10.11

“PTC Agreements”	4.26(d)

“PTC GP”	10.11

“PTC GP LLCA”	10.11

Defined Term	Section
“PTC Interests”	10.11

“PTC Management Agreement”	10.11

“PTC Partnership”	10.11

“PTC Partnership Agreement”	10.11

“QPAM”	4.10(c)

“QPAM Exemption”	4.10(c)

“Receivables Commitment Letter”	10.11

“Receivables Purchase Agreements”	10.11

“Receivables Purchaser”	10.11

“Receivables Sale Transaction”	10.11

“Registered Investment Company”	7.4(f)(iii)

“Representatives”	10.11

“Required Shareholder Approval”	4.33

“Restricted Shares”	2.8(d)

“Rollover Contribution Agreements”	5.7(a)

“Rollover Investment”	5.7(a)

“Rollover Investors”	10.11

“Salient Agreement”	4.25(d)(v)

“Salient Offset Amount”	4.25(d)(v)

“SC Fairness Opinion”	4.31

“Schedule 13E-3”	7.1(a)

“SEC”	Article IV

“Secretary of State”	1.2(b)

“Securities Act”	4.5(b)

“Significant Person”	7.2

“SPEADV”	4.25(d)(i)

“Software”	10.11 (under “Intellectual Property Rights”)

Defined Term	Section
“Special Committee”	10.11

“Sponsor-Prepared Materials”	7.3(e)

“Subsidiary”	10.11

“Superior Proposal”	7.3(f)(ii)

“Surviving Corporation”	Recitals

“Tax”	10.11

“Tax Return”	10.11

“TBOC”	Recitals

“Termination Date”	9.1(b)

“Termination Fee”	9.4(b)

“Trade Secrets”	10.11 (under “Intellectual Property Rights”)

“Trademarks”	10.11 (under “Intellectual Property Rights”)

“Uncertificated Share”	1.4(c)

“Voting Agreements”	Recitals